U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB
Post-Effective Amendment 4

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

BRIDGETECH HOLDINGS INTERNATIONAL, INC.

Delaware	20-1992090
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

402 West Broadway	92101
26th Floor	(Zip Code)
San Diego, California
(Address of principal executive offices)

Issuer’s telephone number, including area code: (619) 564-7100

Copies of communications to:
JOSEPH I. EMAS
1224 WASHINGTON AVENUE
MIAMI BEACH, FLORIDA 33139
TELEPHONE NO.: (305) 531-1174
FACSIMILE NO.: (305) 531-1274

Securities registered under Section 12(b) of the Act:

NONE

Securities registered under Section 12(g) of the Act:

COMMON STOCK, $.001 PAR VALUE
(Title of Class)

This registration statement is being filed with the Securities and Exchange Commission to cause the registrant to become a reporting issuer under the Securities Exchange Act of 1934.

BRIDGETECH HOLDINGS INTERNATIONAL, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Included in this prospectus are "forward-looking" statements, as well as historical information. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled "Risk Factors." Forward-looking statements include those that use forward-looking terminology, such as the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "shall," "should," and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and we cannot assure you that actual results will be consistent with these forward-looking statements.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this filing.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

In this registration statement references to "we," "us," "Company," and "our" refer to Bridgetech Holdings International, Inc.

ITEM 1. DESCRIPTION OF BUSINESS

Overview

Our company, Bridgetech Holdings International, Inc. (the “Company”) is an early-stage company focused primarily on the business of facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. Our strategy is to focus on four key steps in this process: identifying appropriate drugs and other medical products for transfer, assisting in obtaining regulatory approval for those products, distributing the products once such approval is obtained and developing an education component, including a web portal, to disseminate information about healthcare and, more specifically, the products.

In furtherance of our strategy, we have entered into several material agreements. We have entered into agreements with the Mary Crowley Medical Research Center and the M.D. Anderson Cancer Center at the University of Texas to conduct clinical trials in China for these institutions and to commercialize products that they provide to us.

The Company, which was formerly known as Parentech, Inc., has been through a series of significant corporate and managerial changes during the past year and is now run by a new management team. We have limited operations and have had limited revenues to date.

Corporate History

The corporation that is the original predecessor of the Company was originally incorporated in Delaware on June 4, 1991. From 1991 through 2002, this predecessor, which was originally named “Huggie Heart, Inc.,” engaged in several different businesses, a merger and several similar corporate transactions, and changed its name several times. In November 2002, this entity acquired Parentech, Inc., a Delaware corporation, and changed its name to “Parentech, Inc.”

From its acquisition of Parentech until the end of 2004, the Company’s primary business was designing, developing and marketing products intended to enhance the well-being of infants. In particular, the Company developed and sold the “Nature’s Cradle Sound and Motion System,” an infant environmental transition system designed to reduce the stress experienced by infants in the post partum period by simulating certain aspects of their pre-birth environment. This business, however, generated only minimal revenues and could not support the Company’s ongoing operations. By the end of 2004, the Company had begun to wind down its operations. By this time, those persons who had served as officers and directors of Parentech, other than Scott Landow, Parentech’s chief executive officer, had resigned, leaving Mr. Landow as the sole director and officer of the Company. On December 20, 2004, the Company filed notice of the termination of the registration of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On January 10, 2005, Herbert Wong and Scott Landow formed Bridgetech Holdings International, Inc. under the laws of the State of Florida (“Old Bridgetech”). Old Bridgetech, which was privately-held, was formed to facilitate the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations.

Effective February 1, 2005, the Company caused a 1-for-200 reverse split of its outstanding shares of common stock. This reverse split resulted in a reduction of our outstanding shares of common stock from 42,401,593 to 212,008.

In February 2005, the Company entered into a transaction with Old Bridgetech whereby the Company issued 1,673,438 shares of common stock to the shareholders of Old Bridgetech in exchange for all of the outstanding stock of Old Bridgetech. In connection with this transaction, the Company changed its name to “Bridgetech Holdings International, Inc.” In addition, following this transaction, the Company named Herbert Wong its Executive Chairman, hired Michael D. Chermak to be its President and Chief Executive Officer, and hired Thomas C. Kuhn III to be its Chief Financial Officer. Mr. Landow, Parentech’s former President and Chief Executive Officer, is no longer employed by the Company. In May of 2005, Mr. Wong resigned from the Company’s board of directors. Concurrent with this resignation, Mr. Chermak was elected Chairman of the Board and resigned from the position of President. Mr. Kuhn was elected to fill the position of President and Chief Operating Officer. Mr. Kuhn has since resigned his positions and is no longer with the Company.

In April, 2006, four new independent directors were added to our Board of Directors. See “Directors, Executive Officers and Control Persons,” below.

We are not actively developing this business and have ceased operations of all other businesses conducted by Parentech prior to the transaction with Old Bridgetech. We are building a business plan of Old Bridgetech and to focus on facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations.

Recent Developments

Since our acquisition of Old Bridgetech, we entered into several significant transactions in furtherance of our business plan:

•
In May 2005, we completed the acquisition of 100% of the outstanding stock of International MedLink, Inc., (“IML”). IML received 386,695 shares of Bridgetech stocks which are subject to certain restrictions on resale. The fair market value of the stock was $1,641,768,. IML provides hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States.

•
In June 2005, we completed the acquisition of 100% of the outstanding stock of Retail Pilot, Inc.  Retail Pilot received 585,406 shares of Bridgetech stocks which are subject to certain restrictions on resale. The fair market value of the stock was $2,239,959. This entity does business as “Healthcare Pilot, Inc.” Healthcare Pilot focuses on designing, providing and installing asset management and tracking products for hospitals and other health care facilities. This line of business has been discontinued as of 2007.

•
In June 2005, we completed the acquisition of 100% of the outstanding stock of Clarity Imaging International, Inc. (“Clarity”). Clarity Imaging received 368,113 shares of Bridgetech stock which are subject to certain restrictions on resale. The fair market value of the stock was $1,149,410. Clarity manages diagnostic imaging centers in New York and Texas. These imaging centers perform magnetic resonance imaging (MRI) on patients for diagnostic purposes.  On March 1, 2007, we merged Clarity into Ecash, Inc. and Bridgetech owns 100% of Ecash, Inc.

•
In June 2005, we entered into an agreement with Amcare Labs International, Inc., an affiliate of Johns Hopkins International Medical Laboratories (“Amcare”). Under this arrangement, we and Amcare intended to establish and jointly own both a clinical research organization (“CRO”) and a laboratory (“Lab”) in China.  Under this agreement, Amcare would have a thirty-three percent interest in the arrangement and Bridgetech would have the remaining sixty-seven percent interest.

The Company made an initial capitalization of $50,000 in cash on May 2005, as required under the agreement. Neither partner has implemented any activities under this agreement as of the date of this filing, pursuant to a termination agreement between the parties, and no further funds have been contributed by either Amcare or Bridgetech as Bridgetech financed 100% of the entire venture.

On April 5, 2007 the Company entered into a termination agreement with Amcare under which all obligations of the agreement for both parties were terminated and the agreement was dissolved. The contract contemplated the forming of a new agreement which better suited the implementation of the proposed operations.  However, the new agreement was never completed because, upon subsequent review, management of the Company determined that the proposed agreement would not be economically viable. The Company has no further obligations under the termination agreement.

•
During 2005 the Company entered into a strategic partnership agreement with the Mary Crowley Medical Research Center (“Crowley”). Pursuant to this agreement, the CRO will have exclusive rights to provide CRO services in China to Crowley. In return, the CRO will give priority to pharmaceutical products referred by Crowley, and will pay specified royalties to Crowley on sales of any pharmaceuticals referred by Crowley for which the Company acquires distribution rights in China.

•
During 2005, the Company also entered into a Patent and Technology License Agreement with the M.D. Anderson Cancer Center at the University of Texas (“Anderson”). Pursuant to this agreement, we have the exclusive right to manufacture, have manufactured, use and sell certain products licensed to us by Anderson and intended for use in the field of human diagnostics.

•
In October 2005, we entered into a Strategic Alliance Agreement with MCC Global Healthcare Group (“MCCHG”). MCCHG was granted 2,500,000 warrants on October 19, 2005, as part of the consideration for this agreement, The warrants were issued in two sets; 1,500,000 of the warrants were issued with a strike price of $2.50 and 1,000,000 of the warrants were issued with a strike price of $4.00.The warrants were valued and were recorded at a cost of $1,436,030. In early 2006, this agreement was unwound, as if it had never been executed.  The warrants were terminated and the cost was reversed on June 26, 2006.

•
On February 27, 2006, the Company entered into two separate agreements with the Wu Jieping Medical Foundation of Beijing (“WJMF”). The first agreement has been amended WJMF is a sponsor of the portal. The second agreement is a 10-year agreement in which the Company’s products would be distributed by WJMF to hospital facilities throughout China.

•
In April 2006, we entered into a non-binding agreement with Latitude Pharmaceuticals, Inc. pursuant to which we purchased  exclusive distribution rights for  four intravenous emulsion formulations to be used in the treatment of cancer and infectious diseases in China, Hong Kong, Macau and Taiwan. Dr. Chen, the President of Latitude Pharmaceuticals, Inc developed and owns all rights to these formulations.

•
In April, 2006, Clarity compensated the services of two individuals engaged in the marketing and distribution of gastro-intestinal endoscopy products and services..  The individuals were primarily engaged in the business of providing esophageal pill camera examinations , under the name Advanced Capsule Endoscopy Services, LLC (ACES).,  The total cost included cash payments totaling $530,000   and 354,000 shares of Bridgetech stock which are subject to certain restrictions on resale. The fair market value of the stock was $991,200. The total cost in cash and stocks was $1,521,200 and  was expensed in 2006. ACES services was acquired solely to obtain access to the products, and the marketing and distribution capabilities of these two individuals.

•
In May and June 2006, we entered into a relationship with the Chinese University of Hong Kong (“CUHK”). Together, we and CUHK have formed Bridgetech Medical Technologies Research & Development Limited (“BMT R&D”) for the purpose of partnering to provide clinical trials services. We own 51% of BMT R&D, and CUHK owns 49%. In connection with the formation of BMT R&D, BMT R&D and CUHK entered into an agreement pursuant to which CUHK will facilitate BMT R&D’s access to experts, both inside and outside of CUHK, to CUHK’s facilities and employees and to CUHK’s network of collaborators in China, all for the purpose of conducting clinical trials. In return, BMT R&D will maintain adequate funding, establish an office in Hong Kong, introduce trials to “investigators” who will manage individual clinical trials and perform other tasks.  During 2006 Bridgetech financed 100% of BMT R&D no other parities provided any financing for this venture.

•
The operations of BMT R&D generated t total loss of  $105,346 in 2006, during the initial start-up activities of this center.  The financial statements of BMT R&D have been fully consolidated into the Company’s financial statements and CUHK’s 49% of this loss has been booked as a minority interest in the Operating Statement and the Balance Sheet for 2006.

•
Bridgetech has formed two Wholly Owned Foreign Enterprises (WOFE) which have been approved in China. These are China domiciled legal entities also referred to as special purpose vehicles. The first WOFE (approved September 06) is Guangzhou Bridgetech Medical Technologies Development Company Limited (GBMT). This WOFE was organized to handle regulatory registration of drugs and medical devices with the SFDA. The second WOFE (approved December 06) is called Guangzhou Bridgetech Medicines Company Limited (‘GBM’). This WOFE was organized to manage the wholesaling of drugs and medical devices within China.

Healthcare Environment in China

One of the stated goals of the government of China is to improve the delivery of healthcare to its population. China has established a regulatory body to oversee the delivery of medical products to its population. This body, the SFDA, performs a role similar to that of the Food and Drug Administration (the “FDA”) in the United States. One of the functions of the SFDA is to oversee the registration of medical products such as drugs, devices and diagnostics prior to allowing their general release to the marketplace in China. The process is similar to the process in the United States. Products are submitted to the SFDA for review and then clinical trials are done to generate data as to the performance of the particular product. Once enough testing is performed, and assuming the data support the claims as to the intended performance of the product in question, final approval and registration of the SFDA is requested. Once a product has received the SFDA’s approval and registration, distribution on a national level becomes possible. While state healthcare is provided to the population, there is a growing demand for private healthcare services in China. As the number of more affluent citizens continues to increase, we believe the demand for more modern and more readily available private healthcare services will continue to grow. More and more citizens are now able to afford private healthcare and are not dependent on state-provided services, which are harder to obtain.

CRO Services in China

As the demand for private healthcare increases, we believe that there will be an increasing need for clinical trials in China. These services are necessary to facilitate the testing and analysis required in the regulatory approval process in order for new products to be introduced into the China market, both from outside China and from within China. China has been working to increase the level of quality in its research and development facilities by, among other things, moving towards the adoption of the United States’ Good Laboratory Practice (“GLP”) guidelines (as set forth by the FDA). In January 2005, the country certified seven GLP compliant facilities, but the total in China is still less than 20.

The SFDA was established in 1998, in an attempt by the Chinese government to streamline its centralized regulatory processes for all medical products sold or manufactured in China. The SFDA, which was organized to formulate and implement relevant regulations, has become more restrictive and is now moving closer to the way the FDA and the European Agency for Evaluation of Medicinal Products operate. On February 28, 2005, a new “Administrative Measures for Drug Registration” was issued. Implemented May 1, 2005, this mandate was a part of continued attempts to streamline the central regulatory environment. Despite these efforts, the process of getting a drug registered and obtaining the necessary licenses and permits for sales and distribution will involve approvals from numerous central, provincial and local authorities.

The potential market for healthcare in China is vast. China currently has a population estimated at 1.3 billion people. According to the China Academy of Social Sciences, the healthcare market itself in China is estimated to exceed $84 billion. This organization also estimates that, within the healthcare market in China, the pharmaceutical market was $15 billion in 2004 and will grow to $31 billion in 2010 as the population ages and becomes wealthier. The emerging middle class in China, which is helping to increase the demand for private healthcare, was estimated by the China Academy of Social Science to consist of approximately 250 million people in 2003 and has been forecast to grow to 600 million people by 2020. It is expected that this increase will necessitate that more money be spent on healthcare. Currently, according to the China Academy of Science, healthcare spending as a percentage of GDP, which is approximately 4% in China, is only one-third that in the U.S., where it represents approximately 14% of GDP. When combined with the post-SARS response, the move to privatize large sections of the healthcare industry, and the rapidly aging population, this market is expected to grow quickly.

Preclinical testing and clinical trials in China cost less than they do in some other developed countries, and the time from drug discovery to marketing is often half that in Europe and the U.S. In order to attract research from global pharmaceutical firms, we believe that China must continue to develop the quality standards and sophistication necessary to manage the complex approval process and conduct the trials in such a way as to allow the data to be used to augment domestic research. China could become a critical component of the global clinical trials market because it offers access to a wide array of ethnic populations and genetic variations.

International Nurse Recruitment and Training

According to both the American Hospital Association and the American Nursing Association, the U.S. is currently experiencing a shortage of approximately 300,000 nurses. Due to the lack of qualified nurse instructors for nursing schools, high turnover and mandated nurse-to-patient ratios, this shortage is expected to get worse, with the number of open nursing positions projected to exceed one million by 2015.  We believe that hospitals and other healthcare employers will increasingly look to fill these positions with foreign-born nursing professionals.

Principal Products and Services

CRO Services in China

During 2005 the Company entered into a strategic partnership agreement with the Mary Crowley Medical Research Center (“Crowley”). Pursuant to this agreement, the CRO will have exclusive rights to provide CRO services in China to Crowley. In return, the CRO will give priority to pharmaceutical products referred by Crowley, and will pay specified royalties to Crowley on sales of any pharmaceuticals referred by Crowley for which the Company acquires distribution rights in China.

During 2005, the Company entered into a Patent and Technology License Agreement with the M.D. Anderson Cancer Center at the University of Texas (“Anderson”). Pursuant to this agreement, we have the exclusive right to manufacture, have manufactured, use and sell certain products licensed to us by Anderson for use in the field of human diagnostics. In return, we paid Anderson a one-time documentation fee of $50,000 and are responsible for paying certain milestone fees, annual maintenance fees and royalty payments to Anderson over time, along with all fees and expenses associated with the maintenance of the intellectual property rights associated with those products. The annual maintenance fees, which we must pay regardless of whether we sell any of the licensed products, are: $50,000 in November  2006, $75,000 in November  2007 and $90,000 in November  2008. The milestone fees, which are contingent depending on the success of the following activities,  include the payment of $50,000 upon receipt of regulatory approval of a licensed product for human diagnostic use in the United States  and  $70,000 upon regulatory approval of a licensed product for human diagnostic use in any country other than the United States  The Company also is obligated to pay all out-of-pocket expenses incurred by MD Anderson in filing, enforcing and maintaining patent rights for as long as this agreement remains in effect.  All of the costs incurred in conjunction with the M.D. Anderson Agreement have been expensed as Research and Development Expenses.

In addition, we have a contingent obligation to pay royalties of $100,000 per year following the first sale of a licensed product and 5% of net sales attributable to licensed products. Anderson will have the right to terminate the agreement if we have not made a sale of a licensed product by October 2008. The costs to manufacture, import, market and sell the licensed products  are the responsibility of the Company, and will be initially funded from equity placements in 2007 and beyond.

In April 2006, we entered into a non-binding agreement with Latitude Pharmaceuticals, Inc. pursuant to which we purchased  exclusive distribution rights for four intravenous emulsion formulations to be used in the treatment of cancer and infectious diseases in China, Hong Kong, Macau and Taiwan. Dr. Andrew Chen, the President of Latitude Pharmaceuticals, Inc., developed and owns all rights to these formulations. In exchange, we paid Dr. Chen $500,000 upon execution of our agreement with him, and we  agreed that, on the  one-year anniversary of the execution of the agreement on April 29, 2007, we would either pay him $1,000,000 or issue 335,000 shares of our common stock to him, at Dr. Chen’s sole discretion.. On April 19, 2007, both the Company and Mr. Chen reached a written agreement for payment of this $1,000,000  on a four-month schedule with interest at 8 percent per annum, commencing with payments in May through August 2007. The Company has never made any of these payments and continue to negotiate with Dr. Chen regarding a schedule for payments All of the costs incurred related to the Agreement with Latitude Pharmaceuticals have been recorded as Research and Development Expenses.

In addition, we have a contingent obligation to  pay Dr. Chen (a) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for the first licensed product, but not later than March  2007; (b) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for a second licensed product, but not later than March 2007; (c) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for a third licensed product, but not later than March 2008; and (d) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for a fourth licensed product, but not later than March 2010. In addition, we will pay Dr. Chen a royalty equal to 4.0% of net sales of the licensed products. Under our agreement with Dr. Chen, we have a right of first refusal to purchase or license, as applicable, any new oncology products that Dr. Chen seeks to sell or license for commercialization in the subject territory, on the same terms that Dr. Chen is able to obtain from a third party. Our agreement with Dr. Chen also calls for us to perform work necessary for the preparation of initial regulatory filings for the licensed products in the specified territory. Our costs for such work are capped at $150,000. Our agreement with Dr. Chen is for 10 years or, if later, the expiration of the last of the patents for the four licensed products.  These payments under our contract are all contingent upon achieving the milestones identified with each above, As a result, none of these have been recorded as liabilities.

With regard to the rights for the four formulations to be acquired from Latitude Pharmaceuticals, Bridgetech is responsible to perform the research and development work necessary for the preparation of the initial regulatory filings in the four territories identified above. The total cost to be borne by Bridgetech is not to exceed $150,000. Subsequently, the Company is also required to develop, obtain regulatory approvals for, commercialize, market and sell the four products in the subject territories, The costs for these activities will be funded through equity placements in 2007 and beyond.

In May and June 2006, we entered into a relationship with CUHK. Together, we and CUHK have formed BMT R&D for the purpose of partnering to provide clinical trials services. We own 51% of BMT R&D, and CUHK owns 49%. Under our Shareholders’ Agreement with CUHK, we are the sole funding source for BMT R&D. We have provided funds of HK$3,000,000 through the year end of 2006, and are obligated to invest an additional HK$5,500,000 over three years, with no adjustment to our percentage ownership in BMT R&D. In addition, if the Board of Directors of BMT R&D unanimously determines that BMT R&D requires additional financing, we are required to make an interest-free loan to BMT R&D. The Board of Directors of BMT R&D has seven members, of which we appoint four and CUHK appoints three. In connection with the formation of BMT R&D, BMT R&D and CUHK entered into an agreement pursuant to which CUHK will facilitate BMT R&D’s access to experts, both inside and outside of CUHK, to CUHK’s facilities and employees and to CUHK’s network of collaborators in China, all for the purpose of conducting clinical trials. In return, BMT R&D will maintain adequate funding, establish an office in Hong Kong, introduce trials to “investigators” who will manage individual clinical trials and perform other tasks.  Bridgetech’s initial funding of $50,000 USD was invested for a 51% interest in BMT.  CUHK is not require and has not contributed any tangible assets to BMT to obtain its 49% ownership interest.

To date, BMT R&D is operating and providing diagnostic testing services in Hong Kong and is in the process of applying to register drugs and devices with the SFDA.

IML: Nurse Recruitment and Training

In May  2005, we acquired International MedLink, Inc. (“IML”). See “ITEM 7. Certain Relationships and Related Transactions” for more information regarding this transaction. IML provides hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States. IML has several recruitment centers located in the Philippines. These centers recruit nurses that have the desire to relocate to the U.S. These nurses are interviewed and researched to ensure they have the proper background and qualifications to practice in the U.S. IML then provides these candidates with the training, immigration and travel resources necessary to go to work for U.S. Hospitals

Clarity Imaging International, Inc.

Clarity Imaging International, Inc. (“Clarity”) is a controlled subsidiary, which specializes in the packaging and delivery of diagnostic services and other innovative and highly leveragable health care technologies and/or services. Clarity will focus on a number of imaging related businesses.  The first business will be the development and management of medical imaging centers, These centers would be developed with Hospitals and Radiology Groups.  Clarity will be an equity partner in many of these centers as well as having a long term management services contract to operate the center.

Another major line of business will be the development of physician office based diagnostic services. Management anticipates that in late 2007 and the first quarters of 2008 Clarity will also be developing an Esophageal Capsule Endoscopy program.  Esophageal capsule endoscopy is a diagnostic procedure that allows a physician to "look" into the esophagus or swallowing tube without the oral passage of an endoscope. This exam does not replace upper endoscopy to view the stomach and proximal small bowel.

Esophageal capsule endoscopy is a video capsule system that has two cameras, each pointed out of the two ends of the capsule. The capsule, which is about the size of a large vitamin pill, contains LEDs (light emitting diodes), two lenses, two color camera chips, two silver oxide batteries, a radio frequency transmitter, and an antenna. Each camera takes pictures at a rate of 7 frames per second or 14 frames per second when combined. The cameras have CMOS (complementary metal oxide semiconductor) chips, which require less power than present CCD (charged coupled device) chips found on video endoscopes and digital cameras. They can operate at very low levels of illumination.

The capsule transmits the images to a recording device worn about a patient's waist. Once the study is completed, the recording device is downloaded to a computer workstation whose software provides the images to a computer screen. The capsule is disposable and does not need to be retrieved by a patient. It is passed naturally in a bowel movement.

This service allows a primary care physician to prescribe a diagnostic test that replaces the need for endoscopic intervention and to earn revenue through the provision of the service in their office. The reimbursement for this service is in process with Medicare approving its use for portal hypertension.  Studies are underway for the inclusion of GERD (also known as acid reflux) and other diseases of the Esophagus.

The above services are healthcare care imaging and diagnostic testing services.  All require an approved CPT code.  Other than the Esophageal capsule, the others all have approved CPT codes and reimbursements assigned.

Imaging Center development business will come through Clarity’s already nationally established reputation and experience in the imaging field.  Clarity’s management expects to add 4-5 centers in late 2007 and 2-3 centers each of the next 3 years.

The physician practice based services will be heavily marketed through national medical associations and through the manufactures assistance through their national marketing and advertising programs.

Customer Concentration

The Company expects that most of its customers will be hospitals, hospital groups, university health systems and large medical group. Because the Company is in its development stage, it is difficult to predict the future importance of any one or more customers. However, we will seek to build a customer base that is sufficiently diverse so that our business is not materially dependent on any one or few customers.

Retail Pilot, Inc. D/B/A Healthcare Pilot: Radio Frequency Identification

In March 2005, we acquired 80% of the outstanding capital stock of Retail Pilot, Inc. Then, in June 2005, we amended our agreement with Retail Pilot to provide that we would acquire 100% of the outstanding stock. Retail Pilot continued to operate during 2006 at a minimal level of activity and the Company will discontinue these operations in 2007.

On March 1, 2007, the Company entered into an Agreement and Plan of Merger, by and among ECash, Inc., a Delaware corporation (“Company”), ECSI Acquisition Corp., a Florida corporation (“Acquisition Corp.”), and Clarity.

As part of this two pronged Agreement, Acquisition Corp. was merged with and into Clarity at which time the separate legal existence of Acquisition Corp. ceased and Clarity became the surviving corporation in the First Merger.  Clarity then merged with and into the Company (sometimes hereinafter referred to as the “Surviving Corporation”), and thereafter the separate existence of Clarity ceased to exist and at which time the Company succeeded to all of the rights, privileges, powers and property, including, without limitation, all rights, privileges, franchises, patents, trademarks, licenses, registrations, bank accounts, contracts, patents, copyrights and other assets of every kind and description of Clarity and continued its corporate existence under the laws of the State of Delaware.

The Agreement and Plan of Merger by and between Clarity Imaging International, Inc., ECSI Acquisition Corp., and Ecash, Inc. dated March 1, 2007 was filed on Form 8-K on March 5, 2007. The transaction was not effective until April, 2007.

As a result of the merger, the Company retained a 72.5% interest in Clarity.

The Clarity Imaging International, Inc. Balance Sheet and related Statement of Operations, Statement of Shareholder's Equity and Statement of Cash Flows for the period of Inception to December 31, 2006,  together with the Report of the Independent  Auditors, together with the Report of the Independent Auditors and the Un-audited Pro Forma Combined Financial Statements of Clarity Imaging International, Inc. and Ecash, Inc. was filed on Form 8-K/A on June 12, 2007.

Distribution Methods

Six to eight thousand national and provincial wholesalers operate in China. Bridgetech will not vertically integrate into this arena as no distributor offers national coverage and the cost and time to build such coverage is prohibitive. Moreover, government regulations aimed at reducing graft will certainly impact existing wholesalers. Bridgetech’s distribution needs make it necessary to selectively engage and manage multiple wholesalers on a regional basis. The Company has registered a WOFE, Guangzhou Bridgetech Medicines Company Limited (‘GBM’) to manage the wholesaling of drugs and medical devices within this environment.

In addition to the selected use of traditional distribution methods, Bridgetech’s alliances with prominent Chinese NGOs, local SMOs, and its educational initiatives gives the Company a unique, non-traditional and independent, broad based distribution system. This system, given its mixture of components and alliances, would be difficult for any domestic or foreign competitor to duplicate. It also insulates the company from changes in governmental and regulatory leadership.

To this end, the Company has entered into a 10-year agreement with the Wu Jieping Medical Foundation for the distribution of Bridgetech’s products to hospital facilities throughout China. WJMF will establish an entity to handle the distribution of products through the hospitals with which it has a relationship. WJMF shall have a right of first refusal to distribute products for which Bridgetech has distribution rights in the PRC and financial terms of the relationship shall be negotiated on a product by product basis. In the event WJMF elects to distribute one of Bridgetech’s products, WJMF will be prohibited from distributing any competing products. Bridgetech maintains the right to distribute its products through other hospitals and distributors.

For the distribution and sales of Clarity’s services, the Company will heavily market through national medical associations and through the manufactures assistance and their national marketing and advertising programs.

Competition

The drug, device and diagnostic development market in China is still in its early stages. China has made a number of regulatory and governmental changes to help facilitate growth and expansion in this market. A number of large pharmaceutical companies are currently operating in the China market. Each of these companies has been established longer and have significantly greater resources and name recognition than the Company.

There are a number of nurse recruitment and training companies that currently are in the business of importing foreign nurses, including HCCA International, Inc., Healthcare Management Consultants, Inc., Compass International and Nurse Immigration USA, Inc. There are also a large number of nurse staffing companies currently in existence. Many of these companies have greater resources and name recognition than the Company. Due to the large shortage of nurses and the number of open positions to be filled, we believe that there is adequate demand to support our business even with the existing competition. We also believe that our exclusive relationship with the Vanderbilt School of Nursing will prove to be a significant differentiator in the Philippines marketplace.

There are numerous companies in the diagnostic imaging field. The Company has not been able to identify another company at this date that is providing Esophageal capsule endoscopy as a service.

Sources of Products

CRO

In order for the CRO to succeed, the Company will need to identify drugs and other medical products for which the CRO can perform clinical trial and similar services. We intend to offer our services to research foundations, medical institutions, biotech research companies and private entities in order to perform clinical trials on drugs, devices and diagnostics for which these entities may seek SFDA approval on in China. As an example, we have secured exclusive distribution rights in China to a cervical cancer prognostic developed by M.D. Anderson. Many of these entities do not have any current plans to address the China market, nor any current means of securing regulatory approval for their Products in China. The Company also will seek to offer its services to groups that provide funding for biotech companies seeking domestic FDA approval for medical products, in order to provide clinical trial services in support of such FDA applications.

Nurse Recruitment and Training

IML currently has several hospital and teaching university sources in the Philippines through which it recruits degreed nurses. The Company intends to pursue additional relationships in the Philippines, including developing relationships with additional nursing schools there.   IML nurses are provided to the hospitals that use our imaging services.

Intellectual Property and Patents

The Company has no registered patents, trademarks or copyrights, other than the rights to Nature’s Cradle, which the Company intends to let lapse.

Regulatory Framework

Regulation of Medical Products in China

The following is a summary of the principal governmental laws and regulations that apply to the testing, manufacture and sale of drugs and medical products in China. The scope and enforcement of many of the laws and regulations described below is uncertain. The legal system in China is not well developed, and we cannot predict the effect of further developments in that system, including the promulgation of new laws and regulations, changes to existing laws and regulations, or the enforcement or interpretation of laws and regulations. However, China has in some past instances allowed “grandfathering” protection or a gradual phase-in period to mitigate the impact of law and regulatory changes to foreign investors.

The principal laws regulating the pharmaceutical industry in China are the Law of Drug Administration, effective December 1, 2001, it’s Implementing Regulations, and the Administrative Measures of Drug Registration, effective as of May 1, 2005. These laws and regulations, which are administered primarily by the SFDA, set forth the basic legal framework for the manufacture, distribution, and packaging, pricing and advertising of pharmaceutical products.

Examination and Approval of New Medicines

“New medicines” generally refer to drugs that have not previously been approved for distribution and sale in China. Previously marketed drugs changing the type or application method, or adding new therapeutic functions are also generally treated as new medicines. The approval process for new medicines includes several stages, including pre-clinical trials, up to three phases of clinical trials, evaluation of clinical trial results by the SFDA and provincial authorities, and application to the SFDA for manufacturing licenses and marketing approvals. Pharmaceutical manufacturing facilities must also be certified as compliant with Good Manufacturing Practices (“GMP”) standards and wholesale and retail pharmaceutical distribution enterprises must be certified as compliant with Good Supply Practice (“GSP”) standards. These regulatory approval stages are summarized below.

Pre-Clinical Trials: Pre-clinical trials of new medicines are required before applying to the SFDA for approval of full clinical trials. Pre-clinical trials may involve both laboratory and animal testing. These trials also generally include a review of the technology processes to be used in the full clinical trials, and establish quality control and test evaluation standards for the safety, efficacy, and stability of the drug throughout full clinical trial testing.

Clinical Trials: After a formal review and evaluation of pre-clinical results, the SFDA makes a determination to approve or disapprove commencement of human clinical trials using the drug in question. Depending on the drug’s classification, one to three sets of independently administered clinical trials may be required. Under SFDA Phase I clinical trials, basic pharmacology and safety are evaluated. Phase II trials evaluate safety and efficacy in patients for specific target indications. Data from Phase II trials are used to support the design of, and dosing regimens for, Phase III trials. Phase III trials may or may not encompass multiple study sites or randomized treatment protocols.

New Drug Certificate & Production License

An application with all relevant technical data on the drug must be filed with SFDA to obtain “approval for clinical trials” (not new drug certificate) before conducting clinical trials. After the completion of clinical trials, the clinical trial results and three lots of product samples must be submitted to the provincial medicine administration authority where the applicant is located and to the SFDA, along with an application for a new drug certificate and production license.  These sample lots then go through lot release testing conducted by an SFDA reference laboratory. The provincial authority will also generally conduct an on-site examination of the application and submit its inspection report to the SFDA. Based on the results of these reviews, the SFDA has discretion to require additional clinical testing.

Upon review and approval of the clinical trial results and examination of the product samples, the SFDA will issue a new drug certificate and production license to the manufacturer. The new drug certificate grants a company certain intellectual property rights to the drug in question. A production license provides manufacturing exclusivity, generally for a period of five years. Generally, licenses and permits issued by the SFDA are revocable by the SFDA at any time, with or without cause. Any approvals, if granted, may contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use.

International and China patent applications should be applied for at the appropriate time during the development stage. By including these patent applications with the SFDA application for the new drug certificate, the owner can preclude anyone else from seeking SFDA approval for their discovery, thereby providing a higher level of protection for their intellectual property.

Pharmaceutical Distribution Permits

Facility permits. Before drugs and other pharmaceutical products can be distributed in China, a distributor must first obtain a pharmaceutical distribution permit issued by the appropriate provincial SFDA authority where the distributor is located. First a company must establish a wholesale entity through which it can obtain the distribution permit. The granting of a pharmaceutical distribution permit is subject to an inspection of the facilities, including warehouse, hygiene environment, quality control systems, personnel and equipment for compliance with GSP standards. A pharmaceutical distribution permit is generally valid for five years, subject to renewal, but can generally be revoked at any time, with or without cause.

Next, the company must apply for GSP certification. GSP standards, promulgated by the SFDA, apply to pharmaceutical wholesale and retail enterprises to ensure the quality of distribution of pharmaceutical products in China. Under these standards, wholesale and retail enterprises in China must implement strict controls on the distribution of pharmaceutical products with respect to, among other things, staff qualifications, distribution premises, warehouse, inspection equipment and facilities, management and quality control in order to obtain a GSP certificate to carry out business in China.  The GSP certificate is valid for five years, except that the certificate of a newly established pharmaceutical distribution enterprise is only valid for one year, subject to renewal.

Patient Reimbursement and Price Controls

The government in China maintains an “Insurance Catalog” of pharmaceuticals for which patients may receive full or partial reimbursement. The medicines to be included in the Insurance Catalog are selected by government authorities based on factors including treatment requirements, frequency of use, effectiveness and price. The Insurance Catalog is updated every two years. Medicines included in the Insurance Catalog are subject to price controls by the government. While the government generally does not set price controls on medicines not included in the Insurance Catalog, pharmaceutical companies must in certain cases provide notice of pharmaceutical pricing to provincial pricing authorities. Because medicines in the Insurance Catalog are reimbursable in full or in part, inclusion in the Catalog generally results in higher volumes of sales. However, the corresponding price controls may negatively impact margins on these medicines. The Company intends to evaluate the benefits and risks associated with attempting to list a product in the Insurance Catalog on a case by case basis.

Immigration Restrictions

IML’s business is affected by restrictions on the ability of foreign nurses to immigrate to, and work in, the United States. In order for a foreign nurse to practice in the U.S. several conditions must be met. The candidate must have a degree in nursing equivalent to what would be issued from a U.S. nursing school. The candidate must either pass the Commission for Graduates of Foreign Nursing Schools (“CGFNS”) exam or have their nursing credentials verified by CGFNS or one of two other credentialing organizations. The candidate must also pass an English language examination, as well as certain U.S. national nursing board exams. Then candidate must then obtain certification that the above requirements have been met.

Once a candidate has satisfied these requirements, the immigration process can begin. In this process, a nurse must first have been offered a job in a healthcare facility and have signed an employment agreement, at which time the potential employer becomes the nurse’s petitioner to the U.S. immigration agencies, and an initial visa application can be filed. Processing of this initial application generally takes 4-6 months, depending on the service center. Once this initial application is approved, an approval notice is sent to the nurse and is forwarded to the National Visa Center (the “NVC”) for visa number issuance.

Next, once the NVC has received the additional paperwork, it generally takes 6-8 weeks for the visa number to be issued and forwarded to the appropriate U.S. Embassy. After the visa is issued, the nurse is free to travel to and reside in the U.S., and to work at the healthcare facility.

Research and Development

The Company spend $1,676,749- in 2006 as compared to $150,511 in 2005 in research and development expenses.

Employees

As of February 2007, the Company employed 28 full-time personnel, of which 13 were based in Hong Kong and the People’s Republic of China and 2 were based in the Philippines. In the United States, the Company has 13 employees, located in California, Texas and Tennessee. Of the total employees, 8 are executives, 9 are technical, 3 are in sales/marketing and the remaining8 are in administration. The Company also has 2 part-time employees. Four personnel in the People’s Republic of China are employed by Bridgetech Medical Technologies Inc., of which the Company has a 51% ownership. None of our employees are subject to a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

Risk Factors

The Company is subject to a number of risks and uncertainties. Shareholders are encouraged to carefully consider the risk factors discussed below, as well as the other information included and incorporated by reference into this prospectus.

Risks related to our Business

Because we have a short operating history under our current management, there is limited information upon which you can evaluate our business.

Our Company was formed on June 4, 1991, but it did not begin operations in its current line of business until early 2005. As such, we have not engaged in a sufficient amount of consistent activity over a sustained period of time to establish an operating history in our current line of business. Since beginning operations in our current line of business, we have not been profitable, and we have limited financial results upon which you may judge our potential. As of December 31, 2006 our accumulated losses total $42,899,284.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development, particularly companies in the rapidly evolving market for medical products and services. To be successful in this market, we must, among other things: attract and maintain a broad base of large and small customers; increase awareness of our concept; develop and introduce functional and attractive product and service offerings; respond to competitive and technological developments; attract, integrate, motivate and retain qualified personnel; and continue to build and expand our operational structure to support our business. We cannot guarantee that we will succeed in achieving these goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results. Our predecessor company experienced in the past under-capitalization and liquidity problems, which limited its ability to successfully bring its development-stage products to marketability. From time to time, the Company has had to pass on opportunities associated with business and product acquisitions because the capital was not available to consummate the proposed transactions. Similarly, we will require additional capital in order to execute our current business plan. As a development-stage business, we may in the future experience under-capitalization, shortages, setbacks and many of the problems, delays and expenses encountered by any early stage business. As a result of these factors, other factors described herein and unforeseen factors, we may not be able to successfully implement our business model.

We may be unable to meet our future capital requirements.

Based on our current operating plan, we anticipate that we will need additional capital in the near future. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures. In that event, stockholders could lose their entire investment. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our current stockholders will be diluted.

We anticipate significant future losses and are unable to accurately forecast our revenues

We expect to incur net operating losses and negative cash flows. We will incur significant direct expenses associated with the purchase of distribution rights, development of our CRO and Lab and our marketing and sales efforts. We may not achieve sufficient revenues in relation to our expenses to ever become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

As a result of our lack of operating history and the emerging nature of the markets in which we intend to compete, we are unable to forecast our revenues with any degree of certainty. Our current and projected expense levels are based largely on our estimates of future revenues. We expect our expenses to increase significantly in the future as we continue to incur significant sales and marketing, product development and administrative expenses. The success of our business depends on our ability to increase our revenues to offset our expenses. If our revenues fall short of our projections, our business, financial condition and operating results will be materially adversely affected.

If we are unable to develop and maintain alliances with strategic partners, we may have difficulty developing and selling our products and services.

Our ability to develop business alliances with medical device, medical service and/or health- related companies is an essential component of our strategy. There can be no assurance that our efforts to develop such business relationships will progress to mature relationships or that any such relationships will be successful. Generally, our arrangements with strategic partners do not require those partners to purchase or commit to sell any minimum amount of our products or services, and therefore these partners may not devote sufficient resources to the development and sale of our products and technologies. Moreover, some of our arrangements with strategic partners are not exclusive, and these partners may develop products or technologies competitive with our products and technologies. If our alliances with strategic partners are not successful or if we are unable to negotiate acceptable alliances in the future, the development of our products and services could be impeded and our financial results negatively impacted.

We expect intense competition in our industry.

The medical device, services and products business is highly competitive with many companies having access to the same market. Many of our competitors are large, diversified companies with significant expertise and contacts. Many of these competitors have greater name recognition, greater financial and other resources, more significant research and development staffs, marketing and distribution programs and facilities, and longer operating histories than we have, and these competitors can be expected to compete within the business in which we engage and intend to engage. We cannot assure you that we will succeed in the face of strong competition from other companies or that we will have the necessary resources to be competitive and to achieve a profitable position in the marketplace. Moreover, we cannot assure you that our intellectual property rights will block competitive products. If we are unable to compete effectively, our results of operations and financial condition would be adversely affected.

Technological changes and uncertainty present significant challenges and risks to us.

We are involved in the distribution of medical drugs, devices and diagnostics in China. Marketing such products requires extensive research efforts, yet their relative attractiveness in the marketplace can be affected by rapid technological change. It is possible that after we have invested significant time and resources into such distribution efforts, new medical products could be developed or introduced that are more effective than the products distributed by us. No assurance can be given that unforeseen problems will not develop with the technologies or applications used by the Company or that the Company’s products and services will ultimately be commercially feasible.

International operations present a number of risks to us.

The Company is seeking to establish international operations, with a particular focus on China. International operations and exports to foreign markets are subject to all of the risks generally associated with doing business abroad, such as foreign government regulation, economic conditions, currency fluctuations, duties and taxes, war and political unrest, changing political conditions, disruptions or delays in shipments, expropriation, nationalization, the inability to obtain or the renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. These factors, among others, could impact the Company’s ability to sell its products and services in international markets. If any such factors were to impact the conduct of our business in a particular country, there could be a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the majority of the Company’s sales are derived from the U.S.  As a result, predicting foreign consumer demand may be more difficult for the Company than predicting U.S. consumer preferences, and there can be no assurance that the Company’s merchandise or marketing efforts will be successful in foreign markets. See “-- Risks related to Doing Business in China,” below.

Our products and services are subject to extensive regulations with which compliance is costly and which expose us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products and services in a cost-effective manner or at all, which could adversely affect our business and results of operations.

The production and marketing of our products and our ongoing preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to the Products are wide-ranging and govern, among other things, the testing, marketing and pre-market review of the Products, in addition to regulating manufacturing practices, reporting, and advertising, exporting, labeling and record keeping procedures. We are required to obtain approval or clearance from the State Food and Drug Administration of China (the “SFDA”) before we can market our products in China. See “-- Risks related to Doing Business in China,” below. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products. Our failure to comply with applicable regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on us;
•	preventing us from manufacturing or selling our products;
•	bringing civil or criminal charges against us;
•	delaying the introduction of our new products into the market;
•	recalling or seizing our products; or
•	withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, our business, prospects, financial condition or results of operations could be adversely affected.

Even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses for which the product may be labeled and promoted, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by the SFDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.

Furthermore, because we are subject to extensive regulation in the countries in which we operate, we are subject to the risk that regulations could change in a way that would expose us to additional costs, penalties or liabilities.

The operation of our products could result in product liability claims.

Given the nature of our business, we face an inherent risk of exposure to product liability claims in the event that the use of products or services that we sell results in injury. While we intend to obtain product liability insurance, there can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. We do not anticipate obtaining contractual indemnification from parties acquiring or using our products. In any event, any such indemnification if obtained will be limited by our terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our operations and financial conditions.

We depend heavily on key personnel.

Our performance is substantially dependent on the performance of our Chairman and Chief Executive Officer, Michael Chermak, our President and Chief Operating Office John Relic, and other key employees. Although none of these employees has indicated that he intends to leave the Company, the loss of the services of any of these employees could have a material adverse effect on the business, operating results and financial condition of the Company.

We may have insufficient assets upon dissolution or termination to return any amounts to our stockholders.

In the event of dissolution of the Company, the proceeds from the liquidation of its assets, if any, will be first used to satisfy the claims of creditors. There is no assurance that the Company’s assets would be sufficient to satisfy creditors’ claims in full. Only after all outstanding debts are satisfied will the remaining proceeds, if any, be distributed to the stockholders. Accordingly, stockholders’ ability to recover all or any portion of their investment under such circumstances will depend on the amount of proceeds that the Company realizes from liquidation of its assets.

Risks Related to Doing Business in China

The legal system in China is subject to uncertainties that could limit the legal protections available to us and increase the risk of doing business in China.

We currently conduct, and expect in the future to conduct, our operations in China through subsidiaries that are and will be organized under Chinese law. These subsidiaries will generally be subject to Chinese law, including laws and regulations applicable to foreign-owned enterprises. In addition, we will depend on affiliated and non-affiliated entities in China to honor their agreements with us or our subsidiaries. Chinese law will govern many aspects of these agreements. Since 1979, many laws and regulations addressing business activity and economic matters in general have been promulgated in China. Despite continued development of its legal system, China still lacks a comprehensive system of well-developed laws. In addition, enforcement of existing laws may be uncertain and sporadic, and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where the law governing a particular agreement or activity is clear, it may be difficult to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction. China’s legal system is based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. The interpretation of Chinese laws and regulations may not be uniform and may be influenced by policy changes and domestic political changes. Any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, China may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations.

Our China operations may be adversely affected by changes in the political and economic policies of the Chinese government.

A significant portion of our expected future business operations are and will be conducted in China. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including:

•	level of government involvement;
•	economic structure;
•	allocation of resources;
•	level of development;
•	inflation rates;
•	growth rate; and
•	control of foreign exchange.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government.

In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Governmental restrictions on the conversion of Chinese currency may limit our ability to receive and use our revenues effectively.

A substantial portion of our future revenues from our China operations are expected to be in the form of Chinese Renminbi, or RMB, which is not a freely convertible currency. Under China’s existing foreign exchange regulations, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for capital account items such as direct investment, loan or investment in securities outside of China without the prior approval of Chinese regulatory authorities. These restrictions may limit our ability to use revenue generated in RMB to fund any future business activities outside China, to obtain debt or equity financing, or to make dividend or other payments in U.S. dollars. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions and especially if foreign currencies become scarce in China.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB. The value of the RMB, which is controlled and adjusted periodically by the Chinese government, fluctuates and is subject to changes in the political and economic conditions in China. Any devaluation of the RMB could adversely affect the value of our common stock in foreign currency terms because we expect that a significant portion of our future revenues will be denominated in RMB. Fluctuations in exchange rates also could adversely affect the value, translated or converted into United States dollars, of our net assets, earnings and any declared dividends. In addition, a devaluation of the RMB is likely to increase the portion of our cash flow required to satisfy any foreign currency denominated obligations.

Future inflation in China may inhibit economic activity in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past 10 years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.

The absence of express laws and regulations in China regarding foreign investment in China’s pharmaceutical distribution sector may cause uncertainty.

China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China’s regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. While political and legal trends in China over the past several years have favored increased foreign investment, there can be no assurance that these trends will continue. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected.

The ability of our Chinese operating subsidiaries to export capital may be restricted due to our corporate structure.

A significant portion of our current and future operations are conducted in China and a significant portion of our future revenues are expected to be generated in China through Chinese subsidiaries. As foreign-owned enterprises, our Chinese subsidiaries may be required to establish a reserve fund and a staff and workers’ bonus and welfare fund in accordance with Chinese law. In addition, the profit available for distribution to the Company from its Chinese subsidiaries will be determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or U.S. GAAP. As a result, the Company may not be able to receive cash distributions from its Chinese subsidiaries in amounts that the Company deem appropriate, or at all, even if the Chinese subsidiaries have been profitable under U.S. GAAP. This could limit the Company’s ability to use cash generated by its operations in the manner that management deems to be best for the Company and its shareholders (for example, the Company may be unable to use such cash to fund its domestic operations). These restrictions could negatively affect the Company’s ability to effectively manage its business and, therefore, its results of operations.

We may be restricted in our ability to transfer funds to our Chinese operating subsidiaries, which may restrict our ability to act in response to changing market conditions.

Any transfer by us of funds to our Chinese subsidiaries through a stockholder loan and the capacity for our Chinese subsidiaries to obtain an RMB loan secured by us or other foreign institutions is subject to the approval of China’s State Administration of Foreign Exchange. If the sum of the aggregated medium-term and long-term external debts, the outstanding short-term external debts and RMB loans secured by foreign institution(s) of a Chinese subsidiary is less than the difference between its total investment amount and its registered capital, the Chinese subsidiary is required to apply to the appropriate examination and approval authority to increase its total investment amount. Accordingly, any transfer of funds from us, directly or indirectly, to any of our Chinese subsidiaries by means of increasing its registered capital is subject to approval by the appropriate examination and approval authorities in China. This limitation on the free flow of funds between us and our Chinese subsidiaries may restrict our ability to react to changing market conditions.

We may not be able to obtain appropriate insurance coverage in China on acceptable terms, or at all.

The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited business insurance options. As a result, we have not maintained, and currently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. If any action, suit or similar proceeding is brought against us or our Chinese subsidiaries and we or our subsidiaries are unable to defend the action or if a significant judgment is rendered for which we are not insured, our business, financial condition and operations could be negatively affected.

Our pharmaceutical operations in China are subject to significant government regulation.

The production of our pharmaceutical products is subject to the regulatory approval of the SFDA. The regulatory approval procedure for pharmaceuticals can be quite lengthy, costly, and uncertain. Depending upon the discretion of the SFDA, the approval process may be significantly delayed by additional clinical testing and require the expenditure of resources not currently available. In such an event, it may be necessary for us to abandon our application. Even where approval of the product is granted, it may contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use. If approval of our product is denied, abandoned, or severely limited in terms of the scope of a product’s use, it may result in the inability to recoup considerable product development expenditures.

Price control regulations may decrease our profitability.

The prices of certain medicines distributed in China, including those listed in the Chinese government’s Insurance Catalogue of medications that are reimbursable under China’s social insurance program, are subject to control by the relevant state or provincial price administration authorities. In practice, price control with respect to these medicines sets a ceiling on their retail price. The actual price of such medicines set by manufacturers, wholesalers and retailers cannot historically exceed the price ceiling imposed by applicable government price control regulations. These limits could negatively affect our revenues and results of operations.

Chinese-mandated bidding processes with respect to the purchase of certain pharmaceutical products may lead to reduced revenue.

Chinese regulations require non-profit medical organizations established in China to implement bidding procedures for the purchase of drugs. It is intended that the implementation of a bidding purchase system will be extended gradually and will cover, among other drugs, those consumed in large volume and commonly used for clinical uses. Pharmaceutical wholesalers must have the due authorization of the pharmaceutical manufacturers for the purpose of participating in the bidding process. This bidding process could reduce the amounts we or our affiliates or partners are able to charge for certain medicines, which could negatively impact our results of operations.

If the medicines we distribute are replaced by other medicines or removed from China’s social insurance catalogue in the future, our revenue may suffer.

Under Chinese regulations, patients purchasing medicines listed by China’s state and/or provincial governments in the catalogue of medicines that are covered by social insurance, or the Insurance Catalogue, may be, in part or in whole, reimbursed by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicines listed in this Insurance Catalogue. The content of this Insurance Catalogue is subject to change by the Ministry of Labor and Social Security of China, and new medicines may be added to this Insurance Catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the Insurance Catalogue. If the medicines we distribute are not included in the Insurance Catalogue or are replaced by other medicines or removed from this insurance catalogue in the future, our revenue may suffer.

It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.

A significant portion of our assets are expected to be located in China, and a significant portion of our future operations are expected to be conducted in China through subsidiaries organized under Chinese law. In addition, it is unclear whether the courts of China would recognize or enforce judgments of U.S. courts obtained against our Chinese subsidiaries or their officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

Any future outbreak of Severe Acute Respiratory Syndrome, or SARS, or any other epidemic in China could have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. In July 2003, the World Health Organization declared that SARS had been contained. However, an outbreak of SARS or another infections disease in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For example, a new outbreak of SARS or any other epidemic may reduce the level of economic activity in affected areas, which may lead to a reduction in our revenue if our clients cancel existing contracts or defer future expenditures. In addition, health or other government regulations may require temporary closure of our facilities, or the facilities of our customers or partners, which could severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Risks related to our Common Stock

Our Board of Directors has only recently added independent directors and has not yet established audit, compensation, corporate governance, or other committees of independent directors to oversee our financial reporting, executive compensation, and other practices.

Until recently, our Board of Directors was comprised entirely of Dr. Wong, Mr. Chermak and Mr. Kuhn, each of whom was an officer and employee of the Company. In April 2006, Dr. Wong resigned from the Board of Directors and four independent directors were added to the Board. In January 2007, Mr. Thomas Kuhn III resigned as officer and director of the Company. The Board of Directors has not yet appointed an independent audit committee to oversee financial reporting or make decisions regarding our auditors, audit procedures, or review accounting issues, including the scope and adequacy of internal control procedures. Until an independent audit committee has been established, it is highly unlikely that our management will be able to certify that the Company’s internal control over financial reporting is effective, and our independent registered public accounting firm will issue a qualified or adverse attestation regarding our internal control over financial reporting, and it is possible that we could receive a qualified or adverse audit opinion on our financial statements.

Additionally, prior to the appointment of independent directors to the Board, the Company consummated several significant related party transactions, including significant acquisitions. These transactions were not be reviewed or approved by any independent directors. While we believe the terms of these transactions to be fair to unaffiliated shareholders, there can be no assurance that independent directors would have come to similar conclusions regarding the fairness of these transactions or would not have demanded different or additional terms prior to approving these transactions.

There is currently no trading market for our common stock and a trading market may never develop.

Shares of our common stock are quoted on the “pink sheets,” and we cannot assure you that any other trading market for our securities will develop and you should anticipate bearing the economic risk of your investment for an indefinite period of time. The average volume on the stock is very low and the sale of even small blocks of shares could cause a significant decrease in the per share price.

If the Company were to seek to have shares of its common stock quoted on the OTC Bulletin Board or other trading medium, it may be subject to lengthy delays in doing so, and there can be no assurance that the Company’s efforts will be successful. Moreover, in the event that the Company’s shares become quoted on any such trading medium, we may be subject to the penny stock rules by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks, and as such there may be a reduction in the trading activity of our common stock.

Our common stock is subject to the "penny stock" rules of the SEC, which will make transactions in our common stock cumbersome and may depress the trading price of our common stock.

Our securities are subject, and may in the future continue to be subject, to the “penny stock” rules adopted pursuant to Section 15(g) of the Exchange Act. The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade “penny stocks” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade “penny stocks” because of the requirements of these rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the penny stock rules for any significant period, there may develop an adverse impact on the market, if any, for our securities.

We will incur significant additional expense related to compliance with the internal control over financial reporting requirements and other requirements of the Sarbanes Oxley Act of 2002 (“Sarbanes-Oxley”), and any inability to comply with these requirements may harm our business and the price of our common stock.

It may be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal auditing and other finance staff in order to develop and implement appropriate additional internal controls, processes and reporting procedures. If we are unable to comply with these requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly traded companies to obtain.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and current SEC regulations, beginning with our annual report on Form 10-KSB for our fiscal period ending June 30, 2008, we will be required to furnish a report by our management on our internal control over financial reporting. We will soon begin the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management is expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Stockholders are subject to potential dilution as a result of future issuances of securities.

In the event the Company needs additional capital, the Company may offer to sell additional stock with rights, preferences and privileges senior to our common stock. Any such issuance would dilute the outstanding stockholders’ equity interests in the Company and might adversely affect the value of the outstanding shares.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS STATEMENT. IN ADDITION TO THE HISTORICAL CONSOLIDATED FINANCIAL INFORMATION, THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS STATEMENT.

Overview and Plan of Operations

The Company had no significant operations in fiscal 2004, had its CEO as its sole employee and did not generate any revenues. The Company did not have the capital necessary to operate the business or to satisfy its debt. In early 2005, the Company acquired all the outstanding stock of Old Bridgetech in order to attempt to regain value for its creditors and shareholders.

While the Company has begun to generate revenue from its sole operations, it is an early stage company that is not yet profitable. The company has a single revenue model which is our imaging operations which is not generating enough revenue to cover our costs. While we believe that the CRO strategic alliance and related distribution of medical products planned for China has the greatest long-term potential and is most important to the long-term plans of the Company, this business is at an earlier stage of development and, unlike our other business units, is not currently generating revenues. We also believe that this business has the greatest governmental and regulatory risk. During the next 12 months, the Company intends to spend between $1,000,000 and $2,000,000 to purchase product distribution rights, hire additional staff and fund the establishment and expansion of our China operations, although our ability to do so will depend on our ability to raise additional funds.

The Company has incurred an accumulated deficit of approximately $42,899,284 as of December 31, 2006 as compared to $24,104,760 through the period ended December 31, 2005, and current liabilities exceeded current assets by approximately $3,877,897 as of December 31, 2006 as compared to $636,838 at December 31, 2005. We cannot assure you that we will be successful in these fundraising activities.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.

Revenue Recognition -Revenue from product sales is recognized upon shipment to customers at which time such customers are invoiced. Units are shipped under the terms of FOB shipping point when determination is made that collection is probable. Revenues for services are recognized upon completion of the services. For consulting services and other fee-for-service arrangements, revenue is recognized upon completion of the services.  The Company has adopted the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

Product Segments

Our product segments provide management with a comprehensive financial view of our key businesses. The segments provide a framework for the alignment of strategies and objectives across the development, sales, marketing, and services functions, and for the timely and rational allocation of development, sales, marketing, and services resources within businesses. The segments also help focus strategic planning efforts on key objectives and initiatives across our broad businesses. Due to our integrated business structure, operating costs included in one segment may benefit other segments. Therefore, these segments are not designed to measure operating income or loss that is directly related to the products included in each segment. Our four product segments are: Asset Management, Medical Imaging, Nurse Recruitment and Training, and Medical Technology Transfer.

Asset Management
Asset Management uses electronic article surveillance equipment and radio frequency identification solutions (RFID) to track retail assets and manage mobile hospital-based assets, including patients and staff in hospitals and healthcare facilities. The segment is comprised of Retail Pilot, Inc. and HealthCare Pilot, Inc. both of which was wound down in late 2005 and were reported as discontinued operations in 2007.   The company has generated the highest revenue to date from our subsidiary Retail Pilot. Its revenue model includes a focus on designing, providing and installing asset management and tracking products for hospitals and other health care facilities.  Revenues decreased to $42,404 in 2006 from $211,247 in 2005 a net change of $169,045.  Operating Loss decreased from $382,434 in 2006 from $1,070,637 in 2005 a net change of $688,203.  The decrease in revenue and operating loss is due to the winding down of this segment as in 2007 the segment was discontinued.

	2006	2005	Net Change
Revenue	42,202	211,247	(169,045)
Operating Loss	(382,434)	(1,070,637)	688,203

Medical Imaging:
Medical Imaging is the fastest growing segment of the domestic healthcare markets. We acquired Clarity Imaging which did not generate income in prior years. We expect this segment to grow at the same rate as the overall market.  Revenues increased to $201,946 in 2006 from $8,969 in 2005 a net change of $192,977.  Operating Loss decreased from $231,659 in 2006 from $337,035 in 2005 a net change of $105,376.  The increase in revenue and decrease in operating loss is due to the ramping up of the medical imaging services.  The company focused its efforts in the imaging segment since it is the fastest growing in the domestic healthcare markets.

	2006	2005	Net Change
Revenue	201,946	8,969	192,977
Operating Loss	(231,659)	(337,035)	105,376

Nurse Recruitment and Training:
According to the American Hospital Association and the American Nursing Association, the U.S. is currently experiencing a shortage of qualified nurses. Due to the lack of qualified nurse instructors for nursing schools, high turnover and mandated nurse-to-patent ratios, we expect this shortage to grow.  Revenues increased to $192,901 in 2006 from $71,825 in 2005 a net change of $121,076.  Operating Loss decreased from $45,596 in 2006 from $62,233 in 2005 a net change of $16,637.  The increase in revenue and decrease in operating loss is due to the increase in marketing of our nursing recruitment program and bundling of our imaging and nursing services.  The company focused its efforts in the imaging and nursing segments to bundle the imaging and nursing services to our customers.

	2006	2005	Net Change
Revenue	192,901	71,825	121,076
Operating Loss	(45,596)	(62,233)	16,637

Medical Technology Transfer
The company’s Medical Technology Transfer segment includes all of the activities and expenses related to the identification and purchase of drugs and diagnostics for distribution and sale in Asia, primarily China. No revenues have been recorded and the expenses to date relate to hiring of personnel, the establishment of organizations and the development of necessary business relationships in China.  .  There were no revenues in 2006 and 2005 and thus has not net change.  Operating Loss increased from $734,254 in 2006 from $0 2005 a net change of $734,254.  The increase in operating loss is due to the increase in our segment in China.  The segment is a start up and is proceeding in marketing our imaging services in Hong Kong and other out lying areas in China.   The company has focused its expansion in China to focus on the Chinese growing market and healthcare needs from an expanding populations.

	2006	2005	Net Change
Revenue			0
Operating Loss	(734,254)		(734,254)

Corporate-Level Expenses

	2006	2005	Net Change
Corporate Level Expenses	(17,400,582)	(18,354,692)	954,110

Certain corporate-level expenses are not allocated to our segments. Those expenses primarily include corporate operations related to broad-based sales and marketing, product support services, human resources, legal, finance, information technology, corporate development and procurement activities, research and development and other costs, and stock and warrants issued for compensation.

Share-Based Payment

In December 2004, the FASB issued a revision of SFAS 123 ("SFAS 123(R)") that requires compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective as of the beginning of January 1, 2006. Based on the number of shares and awards outstanding as of December 31, 2005 (and without giving effect to any awards which may be granted in 2006), we do not expect our adoption of SFAS 123(R) in January 2006 to have a material impact on the financial statements.

FSP FAS 123(R)-5 was issued on October 10, 2006. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The provisions in this FSP shall be applied in the first reporting period beginning after the date the FSP is posted to the FASB website. The Company has adopted SP FAS 123(R)-5 but it will not have a material impact on its consolidated results of operations and financial condition.

Results of Operations

Old Bridgetech was formed in December 2004 and therefore had no operations during the first eleven months of 2004. This section compares the results of operations for the Company for the fiscal year ended December 31, 2006 and 2005

RESULTS OF OPERATIONS FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2006
COMPARED TO THE CALENDAR YEAR ENDED DECEMBER 31, 2005

Revenues

Consolidated Revenues increased to $437,049 in 2006 from $292,041 reported in 2005, an increase of $145,008. During 2006, the Company dramatically reduced its attention and business activity from Asset Management solutions and directed its resources into health care opportunities.  To this end, the Company curtailed sales and marketing activities at Retail Pilot and HealthCare Pilot and focused on the expansion of IML and Clarity Imaging, as well as establishing a business base in Asia.  Revenues from Asset Management activities declined by $169,045 from $211,247 in 2005 to $42,202 in 2006. On the other hand, Medical Imaging revenues increased to $201,946 in 2006 from $8,969 in 2005 and Nurse Recruitment and Training revenues increased to $192,901in 2006 from $71,825in 2005.

Asset Management sold protection and tracking systems to 107 different customers in 2005, while sales in 2006 primarily consisted of add-on sales to customers established in 2005.  Sales activity was terminated late in 2005 and the contract for the purchase of the protection systems from a European supplier was cancelled in the first quarter of 2006. Bridgetech decided to exit the Asset Management businesses in late 2005 and these were reported as discontinued operations in 2007.  In late 2005 and early 2006, it became apparent that the activities and products of both Retail Pilot and HealthCare Pilot were not compatible with the business objectives of transferring medical knowledge and products to China and other international locations.

 Medical Imaging and Nurse Recruitment and Training Operations , comprised of Clarity Imaging and International MedLink, respectively, were acquired in the second quarter~~s~~ of 2005 and began to ramp up activites in health care, concurrent with the decline of Asset Management. The increases in revenues and the reduction in operating losses for both of these segments in 2006, compared to 2005, reflects the increase in marketing activities and the placement of more nurses and the delivery of more patient images in 2006 .  Additionally, these two operations provided a full year of activity in 2006 compared to a partial year of contribution in 2005.

Medical Imaging revenues in 2006  benefited from an increasing number of relationships with Imaging Centers in Texas and the distribution in 2006 of the Esophageal capsule endoscopy product. Nurse Recruitment and Training  revenues in 2006 also benefited from the full-year impact of the agreement with Vanderbilt University in the second quarter of 2005, which agreement provided materials and curriculum for use in training nurses.

Cost of Goods Sold

Cost of Goods Sold decreased ~~385~~ to $199,019 in 2006 from $358,404 in 2005. In 2005, cost of sales included a write-off of inventory for Asset Management activities, as part of the Company’s decision to curtail operations in this segment.  totaled $234,050 Absent this one-time adjustment in December 2005, cost of Goods Sold in 2005 would have been $124,354 compared to  to $199,019 for 2006, a year-to-year increase of $74,665.. The increase in the adjusted Cost of Goods Sold reflects the increase in revenues from 2005 to 2006.

Cost of Goods Sold in 2006 was 46 percent of revenues. Cost of Goods Sold in 2005 of $124,354, absent the inventory write-offs in that year, was 42 percent of revenues. The small increase in Cost of Sales as a percent of revenues in 2006, compared to 2005, was the result of higher costs of goods at International MedLink. Revenues from International MedLink represented 44 percent of total revenues in 2006, compared to a lower 24 percent of consolidated revenues in 2005.

Research and Development

Research and Development expenditures totaled $1,676,749 in 2006 and consisted of costs incurred on the Agreements with Latitude Pharmaceuticals, Inc. and MD Anderson.  The Company acquired rights for the delivery of drugs and diagnostics under both of these contracts.  However, since the drugs are subject to lengthy review and approval processes, with a good deal of uncertainty, the Company is expensing all current costs as Research and Development.  For the year ended December 31, 2005, Research and Development costs totaled $150,511 and were related to the Company’s modifications and changes to RFID products, and some development work on new products for Asset Management. Research and Development costs include salaries, fees paid to contractors and consultants and development materials.

General & Administrative

General and Administrative Costs (“SG&A”) totaled $17,052,955 in 2006, compared to $14,326,784 in 2005. SG&A costs in 2006 included a non-cash transactions of $10,255,106 of stock issued for services, commissions and issuance of warrants~~.~~  SG&A costs in 2005 included a non-cash transactions of  $11,144,381 of stock issued for services and issuance of warrants.

 The increase of $2,726,171is due to an increase in parent company overhead costs  resulting from an increase in senior level employment, consulting fees, accounting fees, public reporting costs, travel to Asia and office rent at the Company’s headquarters.

General and Administrative costs at Asia totaled $733,287 in 2006, all incremental to 2006 from 2005, reflect the start-up of Medical Technology Transfer operations in Asia in 2006. The number of full-time employees increased from 15 on December 31, 2005, to 28 as of the date of this report

Depreciation

Depreciation and Amortization expense increased from $35,559 in 2005 to $181,983  in 2006. Depreciation and Amortization in 2006 was $146,424,  at the parent company due to costs associated with the new corporate office in San Diego, including leasehold improvements, furniture, computer equipment and servers, and the telephone system.

Intangible Asset Impairment Charges

The Company did not impair any intangible assets in 2006.

In 2005, the Company incurred an impairment of intangible asset charge of $196,389, relating to the Sovereign Tracking Systems agreement during the year to acquire products for the Company’s Asset Management activites The agreement was assumed to have no value.

Goodwill Impairment Charges

In 2005, the Company impaired Goodwill totaling $5,031,137 which was incurred on the acquisitions of Retail Pilot, International MedLink and Clarity Imaging International, Inc. earlier in 2005.

The impairment of Goodwill, from the failed transactions above, resulted from a lack of extensive and detailed due diligence, primarily performed by the CFO and senior staff.

Interest Expense

Interest Expense increased to $120,868 in 2006 compared to $21,438 in 2005. Interest Expense in 2006 reflected interest on three Promissory Notes with principal balances totaling $1,700,000 as of December 31, 2006, along with loans from employees. Interest cost in 2005 related solely to a loan from an officer to Retail Pilot to support the formation and start-up of that operation. There were no Notes to third parties outstanding as of December 31, 2005.

Liquidity and Capital Resources

While our recent capital raising activities have provided sufficient working capital for approximately three months, we do not presently generate sufficient revenue to fund our operations and the planned development of our business. In order to sustain our current operations and develop our business plan, we will require funds for working capital. We are attempting to raise additional working capital through the sale of equity, debt or a combination of equity and debt. We do not presently have any firm commitments for additional working capital and there are no assurances that such capital will be available to us when needed or upon terms and conditions which are acceptable to us. If we are able to secure additional working capital through the sale of equity securities, the ownership interests of our current stockholders will be diluted. If we raise additional working capital through the issuance of debt or additional dividend paying securities our future interest and dividend expenses will increase. If we are unable to secure additional working capital as needed, our ability to grow our sales, meet our operating and financing obligations as they become due and continue our business and operations could be in jeopardy.

The Company has financed operations principally through private sales of equity securities and, to a lesser extent, through the issuance of Debt. The Company raised $6,469,437 from the sale of common stock during 2006 and issued one promissory note and two convertible notes to three investors as of December 31, 2006. The sales of common stock were completed at a price of $1.00 per share. This price represented a discount to the price per share of common stock quoted on the pink sheets. This discount was attributable to the lack of liquidity of the shares, our need for working capital and other considerations.

During 2006, the Company negotiated and completed the issuances of Debt Instruments, with four investors. One of the notes had been paid in full by December 31, 2006, and the principal balances of the three outstanding notes aggregated to $1,700,000 at year end. These three notes have due dates from April through June 2007 and contain provisions that require immediate payment in full within one week of completion of a significant equity financing.

The three notes outstanding as of December 31, 2006, included a promissory note in the amount of $500,000 from Richard Propper, due on October 26, 2006 at 8% interest rate, which note is in default.  This note, originally dated April 27, 2006, included 200,000 warrants to purchase common stock at $1.00 per share which expire on May 23, 2012.  These warrants were valued at $550,723, using the Black Scholes method, which amount was expensed in 2006.

The note with Mr. Propper was in default on December 31, 2006 and the Company accrued $66,488 as an estimated liability to compensate Mr. Propper for this default.

 None of the Company’s notes contain default provisions that would accelerate the payments due under them, as a result of the Propper default.

 On November 14, 2006, the Company borrowed $600,000 from Skyway Development at an 8% interest rate, on a convertible note, which is due on April 14, 2007. This convertible note was extended to November 13, 2007,  Skyway was also issued 600,000 warrants, as additional consideration for this note, at a strike price of $1.50 per share. The warrants will expire in two years on November 14, 2008. We expensed the issuance of the warrants as a charge to the Statement of Operations using the Black-Scholes method of valuation for $957,681. . In addition to the warrants  Skyway was granted  600,000 common shares (which are subject to certain restrictions on resale) as consideration for the transaction as well as compensation to assist the Company in identifying additional sources of investment capital in Asia. These shares were valued at a total of $1,740,000, based on a market price of $2.90 per share and equity commission in this amount was recorded on November 14, 2006, and an additional 100,000 common shares (which are subject to certain restrictions on resale) for the extension of the convertible note on April 14, 2007.  These shares were valued at a total of $175,000, based on a market price of $1.75 per share and equity commission in this amount was recorded on April 14, 2007.

Lastly, the Company borrowed $600,000 from Margaret Kwok at an 8% interest rate, also on a convertible note, which is due on June 15, 2007and will be extended for 90 days from the due date. Margaret Kwok was issued 400,000 in warrants that convert at $1.50 strike price. These warrants will expire in two years on December 16, 2008. We expensed the issuance of the warrants as a charge to the Statement of Operations using the Black-Scholes method of valuation for $186,894.

The conversion rights for both Skyway Development and Margaret Kwok notes included the option to convert any unpaid principal and accrued interest into Company common stock at any time at a conversion price of $1.50 per share. There are no cross-default provisions in any of the notes, including Skyway Development and Margaret Kwok notes that would accelerate obligations under these notes.

The balance of these notes also includes accrued interest of $42,126 as of December 31, 2006.

At December 31, 2006,, the Company has cash available of $551,183. Assuming no further capital is raised and no cash from revenues is received, we currently believe that we can satisfy our obligations through approximately March 31, 2007

We have entered into three agreements that required us to make minimum payments to third parties, regardless of the levels of business activity under those agreements. Our agreement with Sovereign Tracking Systems, LLC (STS) requires that we purchase inventory in the amount of $237,620 (which amount shall increase over time at a rate of ten percent per year); if we purchase less than this amount of inventory, we must pay STS an amount of cash equal to the shortfall. In July 2006, the Company made the payment to STS and commenced taking delivery of inventory in that amount. After receiving the entire inventory required under the agreement, the two parties signed an agreement to terminate the Distributor Contract. No further payments are required.

Our agreement with MD Anderson required a one-time documentation fee of $126,749, paid in 2006, and payment of  annual maintenance fees for three years (2006 to 2008), regardless of whether we sell any of the products that we license from MD Anderson: $50,000 in November  2006, $75,000 in November  2007 and $90,000 in November  2008. The milestone fees, which are contingent depending on the success of the following activities,  include the payment of $50,000 upon receipt of regulatory approval of a licensed product for human diagnostic use in the United States  and  $70,000 upon regulatory approval of a licensed product for human diagnostic use in any country other than the United States. In addition, we have a contingent obligation to pay royalties of $100,000 per year following the first sale of a licensed product and 5% of net sales attributable to licensed products. Anderson will have the right to terminate the agreement if we have not made a sale of a licensed product by October 2008

Finally, our non-binding agreement with Latitude Pharmaceuticals, Inc included payments totaling $1,500,000 , of which $500,000 was made in May 2006. Under the terms of the Agreement, the Company acquired the exclusive distribution rights to four intravenous emulsion formulations to be used in the treatment of cancer and infectious diseases in China, Hong Kong, Macau and Taiwan.  The contract required that we pay Latitude Pharmaceuticals, Inc. $1,000,000 in April 2007, with such amount to be paid in either cash or by the issuance of 335,000 shares of our common stock, at the discretion of the company’s President, Dr. Chen. On April 19, 2007, the Company and Dr. Chen reached a written agreement for the payment of this $1,000,000 on a four-month schedule with interest at 8 percent per annum, commencing with payments in May through August 2007. The Company has not made any of these payments and continuing to negotiate with Dr. Chen regarding a schedule for payments. The Contract calls for four future payments of $250,000, each of which is contingent upon the regulatory approval of four successive drugs.

All of the costs incurred with regard to the MD Anderson and the Latitude Agreements have been reported as Research and Development Expenses in 2006 totaling $1,676,749.

The company initially entered into agreements with Retail Pilot, Clarity and IML where the acquisitions were structured. , First, the Company evaluated the future cash flow projections for each entity, then the net present value of future cash flows for three years was calculated, and common stock was to be granted in an amount equal to 40% of this present value calculation.  The contingency to issue additional common stock for these entities IML, Clarity, Retail Pilot has been abandoned and expired.  Therefore no stock will or has been issued for these entities.  These entities failed to perform at the structured level and those trigger points and contingencies have expired and are no longer valid.

Current Assets

Cash and cash equivalents. Cash and cash equivalents were $551,183 at December 31, 2006, compared to $32,703 at December 31, 2005, an increase of $518,480. The increase was primarily as a result of the Company’s sales of equity securities and the placement of Convertible Notes during the period, offset by cash used to working capital needs of the three acquired entities, to secure the new management team, to pay for travel associated with fundraising and establishing the China operations.

Total current assets. Total current assets were $1,149,181 at December 31.2006 compared to $209,928 at December 31, 2005, an increase of $939,253. This increase reflects an increase in the consolidated cash balance mentioned above, coupled with an increase in inventory of $274,980 and an increase in deposits primarily associated with the lease at the corporate office.

 Intangible Assets decreased  from $12,504 at December 31, 2005 to $2,502  at December 31, 2006. As of December 31, 2006, the $2,502 represented the balance of the unamortized Vanderbilt Agreement. .

Current Liabilities

Accounts payable and accrued liabilities.  Accounts payable and other accrued liabilities increased by $1,789,501to $2,289,487at December 31, 2006 from $499,986 at December 31, 2005. The increase was primarily due to the recognition of $1,000,000 in additional liabilities for the Latitude Pharmaceuticals Inc. agreement, and additional accruals totaling $315,000 for  payments related to the MD Anderson agreement and the ACES Acquisition. The remaining balance is the result of trade payables incurred at the corporate office in support of legal, accounting and public reporting activities.

Notes payable-current. Notes payable-current increased from $100,000 at December 31, 2005 to $1,742,126 at December 31, 2006. The balance at December 2006 represented $1,700,000 in principal balances due on three notes, two of which are convertible notes, along with accrued interest of $42,126 related to these notes. The balance of $100,000 at December 2005 represented one loan from an investor that was repaid in May 2006.

Accrued Compensation. Accrued payroll increased from $129,773 at December 31, 2005 to $784,888 at December 31, 2006. The increase reflects a build up of the deferred compensation account for Mr. Chermak, and other executives. Mr. Chermak is entitled to annual compensation of $400,000 under his employment contract, and has elected to defer a portion of his compensation.

Total current liabilities. Total current liabilities increased from $846,766 at December 31, 2005 to $5,027,078 at December 31, 2006.

AS OF DECEMBER 31, 2005

Current Assets

Cash and cash equivalents. Cash and cash equivalents were 32,703 at December 31, 2005, compared to $9,562 at December 31, 2004. The increase was primarily as a result of the Company’s sales of equity securities during the period, offset by cash used to working capital needs of the three acquired entities, to secure the new management team, to pay for travel associated with fundraising and establishing the China operations and to purchase intangible assets.

Total current assets. Total current assets increased from $11,062 at December 31, 2004 to $209,928 at December 31, 2005, primarily as a result of additional vendor deposits by the Company.

Intangible assets  decreased from $149,815 at December 31, 2004 to $12,504 at December 31, 2005. This decrease was primarily due to the impairment of Source Atlantic, ($149,815).

Current Liabilities

Accounts payable and accrued liabilities.  Accounts payable and accrued liabilities increased from $200,800 at December 31, 2004 to $499,486 at December 31, 2005. The balance was made up of trade payables and professional services accruals.

Accrued compensation. Accrued compensation decreased from $169,445 at December 31, 2004 to $129,773 at December 31, 2005.

Notes payable-current. Notes payable-current decreased from $1,462,210 at December 31, 2004 to $217,007 at December 31, 2005, primarily relating to an acquired note and a small note established in 2005.

Total current liabilities. Total current liabilities decreased from $2,037,886 at December 31, 2004 to $846,766 at December 31, 2005.

ITEM 3. DESCRIPTION OF PROPERTY

The Company’s executive office is located in San Diego, CA. The Company maintains offices in San Clemente, CA, Dallas, TX, Austin, TX, Nashville, TN, Hong Kong and Beijing. The corporate headquarter office consists of 3,193 square feet and is located in downtown San Diego. This lease is for five years and expires in May of 2011. The San Clemente office consists of 2,500 square feet. This lease is for five years and expires in July of 2010. The San Clemente lease includes the right to terminate after the initial three years. The Clarity Imaging office consists of 1,375 square feet and is located in Austin. This lease is for two years and expires in April of 2007 and is currently on a month to month lease. The other offices are all in the 1,000 square foot or smaller range, and under month to month terms.

The Company leases space in Hong Kong for a Technical and Science Center. The lease is approximately 4,400 square feet and expires in September of 2009. The Company also leases three additional facilities in Guangzhou and Beijing, China for medical research purposes. These leases total approximately 2,000 square feet and have terms expiring from July 2007 to November 2008.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of the shares of common stock as of February 22, 2007, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company’s directors and executive officers and (iii) all directors and executive officers as a group.

Except as otherwise indicated, the address of each of the persons listed below is c/o Bridgetech Holdings International, Inc., 402 West Broadway, 26th Floor, San Diego, California 92101.

Name And Address	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Herbert Wong (2)	3,169,576	11%
Michael D. Chermak (3)	2,353,482	8%
Scott Landow	2,265,670	8%

All officers and directors as a group (3 people)	7,788,728	27%

(1)
Based upon 29,279,846 shares of common stock outstanding on March 31, 2007. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (the "Commission"). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of the security, or “investment power,” which includes the power to dispose of or direct the disposition of the security. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, in determining the number and percentage of shares beneficially owned by each person pursuant to options exercisable within 60 days after termination, resignation or death, shares issuable upon exercise of such options are deemed outstanding for the purpose of determining the total number outstanding for such person and are not deemed outstanding for such purpose for all other stockholders. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(2)	Includes 96,949 shares owned by Mr. Wong’s wife for which Mr. Wong disclaims beneficial ownership.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below are the directors and officers of the Company as of February 22, 2007.

Name	Age	Positions

Michael D. Chermak	47	Chairman and Chief Executive Officer and Director
John Relic	53	Chief Operating Officer and President
Noel DeWinter	67	Chief Financial Officer
Blake Ingle, Ph.D.	60	Director
Mang Yu, Ph.D.	51	Director
Alan Paau, Ph.D.	51	Director
Kenneth Goins, Jr.	48	Director

Michael D. Chermak has been the Chairman of the Board of Directors and Chief Executive Officer of the Company since May 2, 2005. From June, 2004 through May, 2005, Mr. Chermak was the Chairman of the Board of Directors and Chief Executive Officer of Retail Pilot, the parent of Shop Guard USA, a private company located in San Diego, California that markets tracking and security devices to the retail industry. From August 2003 to June 2004, Mr. Chermak was the Chief Executive Officer Carttronics, LLC, which made and marketed loss prevention solutions for retailers. From June 2001 to July 2002, Mr. Chermak was the chief executive officer of First Opinion Corp. which develops software used to assist healthcare providers in making differential diagnoses of patients.

John Relic is the Chief Operating Officer and President of Bridgetech and President Clarity, which the Company acquired in 2005. From 1996 through the present, Mr. Relic has been a Certified Medical Practice Executive (certification through Medical Group Management Association). Mr. Relic received his Masters in Public Health-Health Services Administration from the University of California Planning

Noel DeWinter was elected Chief Financial Officer of Bridgetech Holdings International, Inc., and its subsidiaries on February 1, 2007. In June 2006, Mr. DeWinter was elected as Vice President, Finance of the Company. From March 2005 through June 2006, Mr. DeWinter served as the Chief Financial Officer of Retail Pilot, Inc., one of the Company’s operating subsidiaries. From March 2003 to June 2004, Mr. DeWinter served as Director of Operations of Carttronics, LLC, which manufactured and marketed loss prevention products to retailers. Mr. DeWinter served as Chief Financial Office of Vilink Communications, Inc., a firm designing, manufacturing and marketing fiber-optic communications equipment for traffic control and security applications from September 2000 through March 2003. From January 2000 through September 2000, Mr. DeWinter was Chief Financial Officer of SBN.Com, which produced a web-based and locally-circulated yellow pages product.

Blake Ingle, Ph.D. has been a director of the Company since April 2006. Dr. Ingle is currently a managing general partner of Inglewood Ventures founded in 1999. Prior to Inglewood he served as CEO and Chairman of Canji, Inc. A gene therapy company specializing in oncology later sold to Shering Plough .He served as CEO of Imcera Group , President and CEO of Pitman Moore and Vice President of R&D at Miles Laboratories. He has served on a variety of public company boards including IMC Fertilizer, Inc, Telios Pharmaceutical, Corvas Pharmaceuticals, Inex Pharmaceuticals, Symbiotic, and Vical. He is currently on the board of Dendreon, (an oncology company). He has served on several nonprofit boards including Trustee and Chairman of the Burnham Institute (a leading cancer and aging research operation).

Mang Yu, Ph.D. has been a director of the Company since April 2006.  Dr. Yu is currently the President & Chief Executive Officer of NexBio which is a private biopharmaceutical company in San Diego. Prior to founding NexBio in 2003, Dr. Yu was a co-founder and Executive Vice President of Perlan Therapeutics, another private biopharmaceutical company focusing on the development of treatments for the common cold. Prior to founding Perlan in 1998, Dr. Yu was a scientific co-founder of Immusol, Inc. where he served as Director of Target Discovery & Gene Therapy. Dr. Yu holds a Ph.D. in Biochemistry & Molecular Biology from Indiana University, School of Medicine, and completed his post-doctoral training at University of California, San Diego with a world-renowned virologist, Dr. Flossie Wong-Staal. Dr. Yu was a founding board member of BayHelix, an organization of leaders of Chinese origin in the global life sciences and healthcare community.

Alan Paau, PhD, MBA, has been a director of the Company since April 2006. Dr. Paau is Vice Provost for Technology Transfer and Economic Development at Cornell University and Executive Director of the Cornell Center for Technology, Enterprise and Commercialization as of Jan. 1, 2007. Previously, since 1998, Dr. Paau served as the Assistant Vice Chancellor UCSD. As an intellectual property and a licensing executive Dr. Paau has supervised the execution of over 800 licenses and option agreements and the formation of over 85 startup companies using university innovations. Prior to joining UCSD, Dr. Paau was Executive Director of the Iowa State University Research Foundation, Inc. and Director of Intellectual Property & Technology Transfer at Iowa State University (Ames, IA). Previously, he was Associate Director of the Biotechnology Center at the Ohio State University. Dr. Paau held faculty appointments while at Iowa State University in the departments of Preventive Medicine, Immunology & Microbiology, and Genetics & Zoology, and at the Ohio State University in the departments of Microbiology, and Plant Pathology. Before returning to the academic environment, Dr. Paau held research and management positions in the Cetus Corporation and the W.R. Grace & Co. organization for twelve years. He earned his Ph.D. in Biological Sciences and also has an MBA. He holds eight U.S. patents and has contributed thirty peer-reviewed research articles to scientific journals and six invited reviews/chapters to technical books. Dr. Paau currently also serves on the Board of Directors of NanBioNexus and Vivo Development, Ltd.

Kenneth M. Goins, Jr. has been a director of the Company since April 2006. Since the spring of 2005, Mr. Goins has been the Senior Vice President of Land America Financial Group, Inc. (“Land America”), and the Chief Operating Officer of Land America Lender Services, which is one of four divisions within Land America. From September 2003 to the spring of 2005, Mr. Goins served as President of Land America Credit Services, Inc., a wholly owned subsidiary of Land America in the Lender Services Division where he planned, developed and executed on the business plan of Land America Credit Services, Inc. In September 2003, Land America acquired INFO 1 Holding Company, Inc. (“IHC”) and changed its name to Land America Credit Services, Inc. At that time Mr. Goins was Chief Executive Officer of IHC. Prior to this position Mr. Goins held many senior management positions in various public companies in the healthcare, financial services, and insurance industries. Mr. Goins was a Cum Laude and Phi Beta Kappa graduate of the University of South Carolina where he earned a Bachelor of Science degree in Business Administration. He is also a Certified Public Accountant.

The Board of Directors has not yet established any committees. All functions of the nominating committee, audit committee and compensation committee are currently performed by the full Board of Directors. Independent board members include Mr. Ingle, Mr. Yu., Mr. Paau and Mr. Goins.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered from January 1, 2005 through December 31, 2006. Currently, Michael D. Chermak is the Chairman and Chief Executive Officer of the Company; and Thomas C. Kuhn III was the President and Chief Operating Officer, and resigned January 17, 2007. Please note that Mr. Landow resigned from his office as Chief Executive Officer of the Company on May 1, 2005.

2005 and 2006 SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael D. Chermak (1)	2005	79,800	0	1,581,475	0	0	0	0	2,911,275
	2006	261,890	0	772,007	0	0	0	0	1,039,097

Thomas C. Kuhn III (2)	2005	85,000	0	1,150,000	0	0	0	0	2,485,000
	2006	160,000	0	298,754	0	0	0	0	458,754

Scott Landow	2005	85,000	0	2,265,670	0	0	0	0	2,350,670
	2006	105,000	0	0	0	0	0	0	105,000

(1) Compensation for Mr. Chermak included consulting fees. Mr. Chermak’s cash compensation was below that of the $400,000 annually, provided in his Agreement executed on May 1, 2005. As a result, Mr. Chermak had $341,357 of deferred compensation as of December 31, 2006.
(2) Compensation for Mr. Kuhn included consulting fees. Mr. Kuhn resigned on January 17, 2007.. One million shares of restricted stocks were returned to the Company. Mr. Kuhn’s employment agreement was also terminated at that date.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael D. Chermak	0	0	0	0

Thomas C. Kuhn III	0	0	0	0

Herbert Y. Wong	0	0	0	0

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Michael D. Chermak	(1)

Thomas C. Kuhn III	(1)

Herbert Y. Wong	(1)

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Michael D. Chermak	0	0	0	0	0

Thomas C. Kuhn III	0	0	0	0	0

Herbert Y. Wong	0	0	0	0	0

2006 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael D. Chermak	$-	0	$-	0	0	0	$-

Thomas C. Kuhn III	$-	0	$-	0	0	0	$-

Kenneth Goins, Jr.	$5,000	0	$0	0	0	0	$5,000

Dr. Mang Yu	$5,000	0	$0	0	0	0	$5,000

Dr. Alan Paau	$7,500	0	$0	0	0	0	$7,500

Blake Ingle	$7,500	0	$0	0	0	0	$7,500

ALL OTHER COMPENSATION TABLE

Name	Year	Perquisites and Other Personal Benefits ($)	Tax Reimbursements ($)	Insurance Premiums ($)	Company Contributions to Retirement and 401(k) Plans ($)	Severance Payments / Accruals ($)	Change in Control Payments / Accruals ($)	Total ($)
Michael D. Chermak	2006	0	0	0	0	0	0	0

Thomas C. Kuhn III	2006	0	0	0	0	0	0	0

Scott Landow	2006	0	0	0	0	0	0	0

2006 PERQUISITES TABLE

Name	Year	Personal Use of Company Car/Parking	Financial Planning/ Legal Fees	Club Dues	Executive Relocation	Total Perquisites and Other Personal Benefits
Michael D. Chermak	2006	0	0	0	0	0

Thomas C. Kuhn III	2006	0	0	0	0	0

Scott Landow	2006	0	0	0	0	0

2006 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Benefit	Before Charge in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	Change in Control
Michael D. Chermak	Severance	(1)	0	0	0	0	0

Thomas C. Kuhn III	Severance	(2)	0	0	0	0	0

Scott Landow	none		0	0	0	0	0

(1) Mr. Chermak's employment agreement provides payment of salary for all months of unemployment which might remain under his three-year employment contract which was signed on May 1, 2005.
(2) Mr. Kuhn's employment agreement, which was signed on March 14, 2005, provides a lump-sum severance payment equal to seventy-two months of his then current monthly salary. Mr. Kuhn resigned on January 17, 2007 and relinquished all benefits and forfeited one million shares of stock.

 (1) Compensation for Mr. Chermak included consulting fees. Mr. Chermak’s cash compensation was below that of the $400,000 annually, provided in his Agreement executed on May 1, 2005. As a result, Mr. Chermak had $341,357 of deferred compensation as of December 31, 2006.
(2) Compensation for Mr. Kuhn included consulting fees. Mr. Kuhn resigned on January 17, 2007. One million shares of restricted stocks were returned to the Company. Mr. Kuhn’s employment agreement was also terminated at that date.

Compensation of Directors

As compensation for serving on the Board, each director receives  $2,500.00 per attended meeting. All directors receive reimbursement for out-of-pocket expenses in attending meetings of the Board of Directors. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for such services.

Employment Contracts; Termination of Employment and Change-in-Control Arrangements

The Company has entered into written employment contracts with Mr. Chermak, and Carrie Yuen

The Company’s agreement with Mr. Chermak was entered into on May 1, 2005 and has a three-year term, which is automatically renewed each year for three years from the date of renewal, unless terminated by either party upon 30 days notice or otherwise terminated in accordance with its terms. The agreement provides an annual base salary for Mr. Chermak of $400,000. If the Company terminates his employment without cause, or upon certain changes in control of the Company, Mr. Chermak would be entitled to a one-time severance payment in an amount equal to his then-current base salary plus an amount equal to a 100% bonus for the remaining term of his contract. Mr. Chermak is also entitled to an annual cash bonus and annual options grants in amounts to be determined by the Compensation Committee or the entire Board of Directors, as appropriate. Mr. Chermak is entitled to a monthly car allowance of $1,000, as well as participation in the Company’s health and other benefit plans.  Subject to certain exceptions, Mr. Chermak is prohibited from competing with the Company for one year after the termination of his employment with the Company.

The Company’s agreement with Carrie Yuen was entered into on March 1, 2006 and has a three-year term, which is automatically renewed each year for three years from the date of renewal, unless terminated by either party upon 30 days notice or otherwise terminated in accordance with its terms. The agreement provides a base salary for Ms. Yuen of $200,000 annually. If the Company terminates her employment without cause, or upon certain changes in control of the Company, Ms. Yuen would be entitled to a one-time severance payment in an amount equal to her then-current base salary plus an amount equal to a 100% bonus for the remaining term of her contract. Ms. Yuen is also entitled to an annual cash bonus and annual options grants in amounts to be determined by the Compensation Committee or the entire Board of Directors, as appropriate. Ms. Yuen is entitled to participate in the Company’s health and other benefit plans which is an annual cost for medical and dental. Under the terms of the agreement, Ms. Yuen may take up to 50% of her salary common stock in lieu of cash. Ms. Yuen may also participate in the Company’s employee stock option plan and will be granted from time to time options at the discretion of the compensation committee and Chairman of the Board. Subject to certain exceptions, Ms. Yuen is prohibited from competing with the Company for one year after the termination of her employment with the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In February 2005, the Company acquired all the outstanding stock of Old Bridgetech. Mr. Wong was one of the founders of Old Bridgetech. In connection with this transaction, the Company issued 1,673,438 shares of common stock to the former stockholders of Old Bridgetech

In March of 2005, the Company purchased 80% of Retail Pilot. Then, in June 2005, we amended our agreement with Retail Pilot to provide that we would acquire 100% of the outstanding stock. Pursuant to the amendment, we agreed to issue 585,406 shares of the Company’s common stock to Mr. Chermak, the sole shareholder of Retail Pilot. Up to the point of the initial transaction in March 2005, Michael Chermak was the Chairman of the Board of Directors and the Chief Executive Officer of Healthcare Pilot. Mr. Chermak has guaranteed a loan to Retail Pilot by Indymac Bank in the principal amount of $341,442, the entire amount of which remains outstanding. The loan bears interest at a rate of 8.5% and is payable on demand.

In April 2005, Scott Landow, the former Chief Executive Officer of the Company, and Rich Propper, a former director of the Company, each converted debt into shares of the Company’s common stock.. Both of these debt positions were incurred prior to the acquisition of Bridgetech by Parentech and, the conversion of this pre-Bridgetech debt into Bridgetech common stock occurred concurrently with the acquisition transaction. Consequently, the stock issued for repayment of notes and for debt has been reported in the Statement of Changes in Shareholder’s Deficit as “Acquisition of Bridgetech, Inc.”

In May of 2005, the Company purchased IML. Herbert Wong was Chairman of the Board of Directors of IML. The entity was purchased for 386,695 shares of common stock, with the potential to receive an additional 385,961 shares after three years if certain performance criteria are satisfied. Dr. Wong received 24%, and his wife received 1.25%, of the total consideration of this acquisition.

In May of 2005, the Company purchased Clarity. Herbert Wong was the Chairman of the Board of Directors of Clarity. The entity was purchased for 368,113 shares of common stock, with the potential to receive an additional 368,847 shares after three years if certain performance criteria are satisfied. Dr. Wong received 20%, and his wife received 25%, of the total consideration of this acquisition.

In connection with Mr. Landow’s resignation from the Company in May 2005, the Company and Mr. Landow the  entered into a consulting agreement for a period of 18 months beginning May 1, 2005. Mr. Landow’s contract has expired.

The company initially entered into agreements with Retail Pilot, Clarity and IML where the acquisitions were structured. , First, the Company evaluated the future cash flow projections for each entity,then the net present value of future cash flows for three years was calculated, and common stock was to be granted in an amount equal to 40% of this present value calculation.  The contingency to issue additional common stock for these entities IML, Clarity, Retail Pilot has been abandoned and expired.  Therefore no stock will or has been issued for these entities.  These entities failed to perform at the structured level and those trigger points and contingencies have expired and are no longer valid.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of December 31, 2006, 28,129,560 shares were issued and outstanding and beneficially held by approximately 630 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company’s Bylaws require the favorable vote of at least a majority of all outstanding shares. Directors are elected by plurality vote. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, $.002 par value per share (“Preferred Stock”), none of which is issued or outstanding. The Company’s Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The Board has designated 300,000 shares of Preferred Stock as “Series A Convertible Preferred Stock.” These shares of Series A Preferred Stock is convertible into shares of common stock at a specified ratio, and votes on an as-converted basis with the common stock as a single class. The Series A Preferred also has a liquidation preference, is entitled to a specified cash dividend, and is redeemable by the Company. All shares of Series A Preferred Stock have been converted into shares of common stock, and there are no shares of Series A Preferred Stock outstanding. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.

Voting Rights

Each share of our common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The shareholders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify, or consent to such act or action, except as otherwise provided by law.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

MISCELLANEOUS RIGHTS AND PROVISIONS

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. All outstanding shares of our common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. There are no provisions in our Amended and Restated Articles of Incorporation or Bylaws that would prevent or delay change in our control.

Transfer Agent

On May 3, 2004, the Company engaged Colonial Transfer Agent to serve in the capacity of transfer agent. Their mailing address and telephone number Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, UT 84111 - Phone is (801) 355-5740.

PART II

ITEM 1	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company’s common stock has been quoted over the counter on the Pink Sheets over the counter quotation service under the symbol “BGTH.PK” since February 18, 2005. Prior to terminating the registration of its common stock under the Exchange Act in December 2004, Parentech’s common stock was quoted on the OTC Bulletin Board under the symbol PRNH.OB. From February 18, 2005 through the filing of this registration statement, the high and low bid prices for the Company’s common stock were $6.05 and $1.80, respectively. The high and low bid information stated above reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual prices. The Company considers its common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of the date of the filing of this registration filing, there were approximately 643 record holders of the Company’s Common Stock.

On February 22, 2007, the closing bid price per share of our common stock was $2.85.

Periods	High	Low
Fiscal Year 2005
First Quarter (January-March 2005)	$5.95	$2.00
Second Quarter (April-June 2005)	$6.05	$2.50
Third Quarter (July-September 2005)	$4.20	$2.05
Fourth Quarter (October-December 2005)	$3.50	$1.80
Fiscal Year 2006
First Quarter (January-March 2006)	$5.50.	$2.5
Second Quarter (April-June 2006)	$4.00	$1.80
Third Quarter (July - September 2006)	$2.30	$1.50
Fourth Quarter (October through December, 2006)	$3.30	$1.70

Equity Compensation Plan Information

The Company has two stock option plans: the 2001 Stock Option Plan (the “2001 Plan”) and the 2005 Stock Option Plan (the “2005 Plan”). There are currently no options outstanding under the 2001 Plan, and as a result of the 1-for-200 reverse split of the Company’s outstanding stock earlier this year and the corresponding adjustment to the 2001 Plan, only 10,000 options remain available for future issuance under the 2001 Plan. The Company does not intend to grant any more options under the 2001 Plan. The Company’s 2005 Plan, which was implemented after the reverse split, provides for the grant of options to purchase up to 5,000,000 shares of the Company’s common stock at consideration to be determined from time-to-time by the Company’s Board of Directors. Both plans have been approved by the Company’s Board of Directors and shareholders.

	Number of Securities to be issued upon exercise of outstanding options, warranties and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by security holders	0	-	5,000,000
Equity compensation plans not approved by security holders
Total	0	-	5,000,000

2005 Plan. A total of 5,000,000 shares were reserved for issuance from time to time under the 2005 Plan. This number would be adjusted in the event of any change in the outstanding common stock of the Company by reason of any stock dividend, stock split or similar corporate change. If an option granted under the 2005 Plan expires or otherwise terminates without having been exercised, the shares of common stock subject to such option shall be available for grant again under the 2005 Plan. As of the date of filing of this registration statement, no options have been granted.

The 2005 Plan is administered by the Company’s Board of Directors. The Board of Directors may grant options to any employee, consultant or director of the Company or any of its subsidiaries. On the date of grant, the board of directors will determine the vesting schedule, expiration date and option exercise price for each option. The per-share exercise price of any incentive stock option, or ISO, may not be less than the fair market value of a share of the Company’s stock on the date of grant, as determined in accordance with the terms of the 2005 Plan. The per-share exercise price of any non - qualified stock option, or NSO, may not be less than 85% of the fair market value of a share of the Company’s common stock on the date of grant.

The 2005 Plan was adopted by the Company’s shareholders on May 2, 2005. The Board of Directors may terminate, amend the 2005 Plan.  There have been no options issued or granted under the plan.

Any increase in the maximum number of shares for which options may be granted under the 2005 Plan must be approved by the Company’s shareholders.

Eligibility

The persons who shall be eligible to receive Options shall be employees, directors, or consultants of the Company or any of its Affiliates ("Optionees"). The term consultant shall mean any person who is engaged by the Company to render services and is compensated for such services, and any director of the Company whether or not compensated for such services; provided that, if the Company registers any of its securities pursuant to the Securities Act of 1933, as amended (the "Act"), the term consultant shall thereafter not include directors who are not compensated for their services or are paid only a director fee by the Company.

The Plan authorizes the granting of both incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986 ("ISO"), and non-statutory stock options ("NQO") to purchase Common Stock. All employees of the Company and its affiliates are eligible to participate in the Plan. The Plan also authorizes the granting of NQO's to non-employee Directors and others performing services to the Company.

Any Incentive Stock Option granted to a person who at the time the Option is granted owns stock possessing more than ten percent (10%) of the total combined voting power of value of all classes of stock of the Company, or of any Affiliate, ("Ten Percent Holder") shall have an Option Price of no less than one hundred ten percent (110%) of the fair market value of the common stock as of the date of grant. Incentive Stock Options granted to a person who at the time the Option is granted is not a Ten Percent Holder shall have an Option price of no less than one hundred percent (100%) of the fair market value of the common stock as of the date of grant. Nonstatutory Options granted to a person who at the time the Option is granted is not a Ten Percent Holder shall have an Option Price determined by the Board as of the date of grant.

No option granted pursuant to the Plan is transferable otherwise than by will or the laws of descent and distribution. If there is a stock split, stock dividend, or other relevant change affecting the Company's shares, appropriate adjustments would be made in the number of shares that could be issued in the future and in the number of shares and price under all outstanding grants made before the event. Future options may also cover such shares as may cease to be under option by reason of total or partial expiration, termination or voluntary surrender of an option.

The aggregate fair market value (determined at the time an option is granted) of the Common Stock with respect to which ISO's are exercisable for the first time by any person during any calendar year under the Plan shall not exceed $100,000. Any Option granted to an Employee of the Company shall become exercisable over a period of no longer than five (5) years, and no less than twenty percent (20%) of the shares covered thereby shall become exercisable annually. No Option shall be exercisable, in whole or in part, prior to one (1) year from the date it is granted unless the Board shall specifically determine otherwise, as provided herein. In no event shall any Option be exercisable after the expiration of five (5) years from the date it is granted. Unless otherwise specified by the Board or the Committee in the resolution authorizing such option, the date of grant of an Option shall be deemed to be the date upon which the Board or the Committee authorizes the granting of such Option.

FEDERAL INCOME TAX CONSEQUENCES

The holder of an ISO does not realize taxable income upon the grant or upon the exercise of the option (although the option spread is an item of tax preference income potentially subject to the alternative minimum tax). If the stock acquired upon exercise of the options sold or otherwise disposed of within two (2) years from the option grant date or within one year from the exercise date then, in general, gain realized on the sale is treated as ordinary income to the extent of the option spread at the exercise date, and the Company receives a corresponding deduction. Any remaining gain is treated as capital gain. If the stock is held for at least two (2) years from the grant date and one year from the exercise date, then gain or loss realized upon the sale will be capital gain or loss and the Company will not be entitled to a deduction. A special basis adjustment applies to reduce the gain for alternative minimum tax purposes.

An optionee does not realize taxable income upon the grant of an NQO. In general, the holder of a NQO realizes ordinary income in an amount equal to the difference between the exercise price and the market value on the date of exercise. The Company is entitled to an expense deduction at the same time and in a corresponding amount.

Dividends

The Company has not paid any dividends since its inception. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2.	LEGAL PROCEEDINGS.

The Company is not a party to any litigation and, to its knowledge, no action, suit or proceeding has been threatened against the Company. There are no material proceedings to which any director, officer or affiliate of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures nor any change in accountants from the inception of the Company through the date of this Registration Statement.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

During the last three years the Company sold unregistered shares of its common stock in the following transactions:

•
In February of 2005, in connection with the acquisition of Old Bridgetech, the Company issued 1,673,438 shares of common stock to theOf this total, 212,201 shares of $0.001 par value common stock were issued to four former stockholders of Old Bridgetech.  Further, the Company issued 1,461,237 shares of common stock to 26 debt holders. The debt extinguished in this transaction totaled $1,956,096, and was comprised of convertible notes payable, accrued payroll and accrued interest. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

•
During 2005, the Company issued a total of 12,341,897 shares of Common Stock to founders, to employees and in  consideration for consulting services.  This total included 6,655,634 common shares to fifty-three founders, 3,450,000 common shares as hiring awards and 2,236,263 common shares in consideration for consulting services,  provided and to be provided throughout the remainder of 2005.  The 3,450,000 shares issued to various employees in connection with their employment included 1,100,000 shares issued  to Mr. Kuhn in March 2005.  In April, the Company granted 1,250,000 shares to Mr. Chermak, and the Company has granted an aggregate of 1,100,000 to various other employees since March 2005. The Company completed these transactions in reliance on the exemptions from registration provided by Rules 506 and 701 promulgated under the 1933 Act. On January 17, 2007, Mr. Kuhn resigned from the Company, and 1,000,000 shares of the total granted to him were returned to the Company.  There was no underwriter involved in this issuance. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

•
In June of 2005 the Company issued 585,406 shares of common stock in connection with the amended purchase agreement to purchase 100% of the outstanding stock of Retail Pilot, Inc. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D. .

•
In May of 2005, the Company issued 368,113 shares of common stock to the former shareholders of Clarity. The Company’s agreement with Clarity requires that we issue an additional 368,480 shares to these shareholders after three years if certain performance criteria are satisfied. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

•
Also in· May of 2005, the Company issued 386,695 shares of common stock to the former shareholders of IML. The Company’s agreement with IML requires that we issue an additional 386,328 shares to these shareholders after three years if certain performance criteria are satisfied. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

•
The Company issued 2,992,500shares of common stock to 42 accredited investors at an average price of $1.12 per share. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

•
In October 2005, we entered into a Strategic Alliance Agreement with MCC Global Healthcare Group (“MCCHG”). MCCHG was granted 2,500,000 warrants on October 19, 2005, as part of the consideration for this agreement, The warrants were issued in two sets; 1,500,000 of the warrants were issued with a strike price of $2.50 and 1,000,000 of the warrants were issued with a strike price of $4.00.The warrants were valued and were recorded at a cost of $1,436,030. In early 2006, this agreement was unwound, as if it had never been executed.  The warrants were terminated and the cost was reversed on June 26, 2006

•
During 2006, the Company issued 2,649,761shares of common stock to service providers as consideration for services provided to the Company. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

The Company has an expensed all of the warrants that were issued in 2006 employing the Black-Scholes method of valuation for $1,212,000.

•
In the year ended2006, the Company issued 6,531,750  shares of common stock to accredited investors at a price of $1.00 per share. No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D. t and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

•
In the fourth quarter of 2006, ,, the Company issued 600,000 shares of common stock to Skyway as consideration for the transaction as well as compensation to assist the Company in identifying additional sources of investment capital in Asia. These shares were valued at a total of $1,740,000, based on a market price of $2.90 per share and equity commission in this amount was recorded on November 14, 2006, in accordance with the terms of their agreement . No solicitation was made nor was any underwriter involved in this issuance. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D. t and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 506 of Regulation D.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Certificate of Incorporation and Bylaws. Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities that they may incur in their capacities as directors and officers of the Company.  Pursuant to our amended certificate of incorporation, our board of directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the board of directors was to determine that a takeover proposal was not in our best interest, shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law concerning corporate takeovers. This section prevents certain Delaware corporations from engaging in a business combination with any interested stockholder, under certain circumstances. For these purposes, a business combination includes a merger or sale of more than 10% of our assets, and an interested stockholder includes a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of these persons. Under these provisions, this type of business combination is prohibited for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained such status;

•
upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced, excluding those shares owned by persons who are directors and also officers; or

•
on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limited Liability and Indemnification. Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our certificate of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith;

•
reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

BRIDGETECH HOLDING INTERNATIONAL, INC.

TABLE OF CONTENTS	Page

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:	F-2
Jewett Schwartz Wolfe & Associates

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheet at December 31, 2006 and 2005	F-3

Consolidated Statements of Operations for the years ended December 31, 2006 and 2005	F-4

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006 and 2005	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BRIDGETECH HOLDINGS INTERNATIONAL, INC

We have audited the accompanying consolidated balance sheet of Bridgetech Holdings International, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridgetech Holdings International, Inc and Subsidiaries, as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has operating and liquidity concerns, has incurred an accumulated deficit of approximately $42,899,284 through the period ended December 31, 2006, and current liabilities exceeded current assets by approximately $3,877,897 at December 31, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

As further discussed in Note 14 to the financial statements, management has restated their financial statements in consideration of certain errors identified in the financial statements previously issued for 2006. The result of the restatement had no effect on the previously issued independent registered public accountants’ report on these financial statements.

JEWETT, SCHWARTZ, WOLFE & ASSOCIATES
Hollywood, Florida
March 1, 2007 and September 10, 2007 with respect to note 14

2514 HOLLYWOOD BOULEVARD, SUITE 508 ● HOLLYWOOD, FLORIDA 33020 ● TELEPHONE (954) 922-5885 ● FAX (954) 922-5957
MEMBER - AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ● FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION OF THE AICPA ● REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD OF THE SEC

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEET
Restated

	December 31,	December 31,
	2006	2005

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$551,183	$32,703
Accounts Receivable net of Allowance for Bad Debt	65,628	19,811
Inventory	274,980	-
Deposits	219,857	125,129
Other Assets		32,285
Prepaid Expenses	37,533

Total current assets	1,149,181	209,928

Property and Equipment - net	669,176	25,061
Intangible Assets - net	2,502	12,504

TOTAL ASSETS	$1,820,859	$247,493

LIABILITIES AND STOCKHOLDERS' DEFICIT:

CURRENT LIABILITIES:
Accounts payable and Accrued Liabilities	$2,289,487	$499,986
Accrued Compensation	784,888	129,773
Notes Payable - Affiliate	210,577	117,007
Notes Payable - current	1,742,126	100,000
Total current liabilities	5,027,078	846,766
Investor Loans	341,442	341,442
Total liabilities	5,368,520	1,188,208

STOCKHOLDERS' DEFICIT:
Series A 8% cumulative convertible preferred stock, $.002 par value: 10,000,000 shares authorized, no shares issued and outstanding at December 31, 2006 and 2005	-	-
Common Stock, par value $.001, 50,000,000 shares authorized, 28,129,560 and 18,348,049 shares issued respectively at December 31, 2006 and 2005	28,130	18,348
Additional Paid in Capital	39,323,493	23,145,697
Accumulated deficit as Originally Stated	(17,160,735)	(9,491,639)
Correction of an Error	(25,738,549)	(14,613,121)
Accumulated deficit Restated	(42,899,284)	(24,104,760)
Total stockholders' deficit	(3,547,661)	(940,715)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,820,859	$247,493

The accompanying notes are an integral part of these consolidated  financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Restated

	December 31,
	2006	2005

REVENUES:
Revenues	$437,049	$292,041

Cost of goods sold	$199,019	358,404

Gross profit (loss)	238,030	(66,363)

OPERATING EXPENSES:
General and administrative	17,052,955	14,326,784
Depreciation and amortization	181,983	35,559
Research and Development	1,676,749	150,511
Impairment of Intangible Asset	-	196,389
Impairment of Goodwill		5,031,137
Total operating expenses	18,911,687	19,740,380

OPERATING LOSS	(18,673,657)	(19,806,743)

OTHER (INCOME) AND EXPENSES
Interest Income	-	(3,584)
Interest Expense	120,868	21,438
Total other expense	120,868	17,854
LOSS BEFORE INCOME TAXES	(18,794,525)	(19,824,597)
INCOME TAX (BENEFIT) PROVISION	-	-
NET LOSS	(18,794,525)	(19,824,597)

NET LOSS PER SHARE:
Basic:	$(0.67)	$(1.08)

Diluted:	$(0.62)	$(0.95)

Weighted Average Common Shares
Outstanding basic and diluted
Basic	28,129,560	18,348,049
Diluted	30,169,560	20,848,049

The accompanying notes are an integral part of these consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECMEBER 31, 2006 AND 2005
Restated

	December 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)	$(18,794,525)	$(19,824,597)
Adjustments to reconcile net income to net cash (used in) operating activities:
Depreciation and amortization	181,983	35,559
Stock issued for services	7,303,106	9,708,351
Stock issued for Acquisition		4,599,363
Issuance of Warrants	1,212,000	1,436,030
Stock issued for Commission	1,740,000	-
Impairment of Goodwill	-	5,031,137
Impairment of Intangible Assets	-	196,389
Changes in assets and liabilities:
Accounts Receivable	(45,817)	(19,811)
Inventory	(274,980)	-
Accounts payable and Accrued Liabilities	1,789,512	299,185
Accrued Compensation	655,115	(39,672)
Deposits	(94,728)	(125,129)
Other Assets	32,285	(30,785)
Prepaid Expenses	(37,533)
Net cash (used in) operating activities	(6,333,583)	1,266,020

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and Equipment	(816,100)	(29,512)
Intangible Assets	-	(90,185)
Goodwill		(5,031,137)
Net cash (used in) provided by investing activities	(816,100)	(5,150,834)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Investors Loans	-	341,442
Repayment of Notes Payable	(928,840)
Proceeds from Notes Payable	2,664,530	217,007
Proceeds from issuance of common stock	5,932,472	3,349,506
Net cash provided by financing activities	7,668,162	3,907,955

INCREASE IN CASH	518,479	23,141
CASH, BEGINNING OF YEAR	32,703	9,562
CASH, END OF YEAR	$551,183	$32,703

Supplemental Disclosures
Income Taxes	$1,600	$900
Interest Paid	$75,548	$21,435
i

The accompanying notes are an integral part of these consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005  Restated

	Series A 8% Cumulative						Total
	Convertible Preferred		Common Stock		Additional Paid	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	In Capital	Deficit	Deficit

Acquisition of Parentech, Inc.			1,673,438	$1,674	$4,069,122	$(4,280,163)	$(209,367)
Issuance of Stock for Services			12,341,897	12,342	9,696,009		9,708,351
Issuance of Stock for Acquisitions (Retail Pilot, Inc.)			585,406	585	1,814,174		1,814,759
Issuance of Stock for Acquisitions (Clarity Imaging, Inc.)			368,113	368	1,140,782		1,141,150
Issuance of Stock for Acquisitions (International Medlink, Inc.)			386,695	387	1,643,067		1,643,454
Issuance of Warrants					1,436,030		1,436,030
Issuance of Stock for Cash	`		2,992,500	2,993	3,346,513		3,349,506
Net (loss) for the year as Originally Stated				-		(5,211,476)	(5,211,476)
Correction of an Error						(14,613,121)	(14,613,121)
Net (loss) for the year as Restated
December 31, 2005	-	-	18,348,049	18,348	23,145,697	(24,104,760)	(940,715)

Issuance of Stock for Services			2,649,761	2,650	7,300,456		7,303,106
Issuance of Warrants				-	1,212,000		1,212,000
Issuance of Stock for Cash			6,531,750	6,532	6,462,905		6,469,437
Issuance of Stock for Commission			600,000	600	1,739,400		1,740,000
Capital Raising Costs				-	(536,965)		(536,965)
Net (loss) for the year as Originally Stated						(7,669,096)	(7,669,096)
Correction of an Error						(11,125,428)	(11,125,428)
Net (loss) for the year as Restated						(18,794,524)

December 31, 2006	-	-	28,129,560	28,130	39,323,493	(42,899,284)	(3,547,661)

The accompanying notes are an integral part of these consolidated  financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Note 1.	Basis of Presentation

The consolidated financial statements of Bridgetech Holdings International, Inc. include the accounts of its wholly owned subsidiaries, Retail Pilot, Inc. D/B/A Healthcare Pilot (“Retail”), International MedLink, Inc. (“MedLink”), and Clarity Imaging International, Inc. (“Clarity”).

On January 10, 2005, Bridgetech Holdings International, Inc. (the “Company or Bridgetech”) was incorporated in Florida. The Company primarily focuses on facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. In February 2005, Parentech acquired Bridgetech Holdings International, Inc., issuing 1,673,438 shares of Parentech common stock to the shareholders of Bridgetech. In February 2005, Parentech changed its name to Bridgetech and ceased all activities associated with designing, developing and marketing products intended to enhance the well being of infants in order to focus on the principle business of facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations

In March 2005, Bridgetech acquired 80% of the outstanding capital of Retail. In June 2005, Bridgetech acquired the remaining 20% of the outstanding capital of Retail. Retail’s principal business is designing, providing and installing asset management and tracking products for hospitals and other health care facilities in the United States.

In May  2005, acquired 100% of MedLink. Medlink’s principal business is providing hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States.

In June 2005, Bridgetech acquired 100% of Clarity. Clarity manages diagnostic imaging centers in Texas.

In April 2005, Bridgetech formed Amcare and owns 67% of Amcare. Amcare is not an operating entity presently and upon approval will operate a CRO and lab in China. The Amcare transaction was never implemented and the corporate entity was abandoned. Bridgetech has been the sole funding source of Amcare.

In 2006, Bridgetech formed Bridgetech Medical Technologies Research & Development Ltd. (“BMT”) which owns 51%. Bridgetech Medical Technologies Research & Development Ltd. is an entity that is  operating to provide clinical trial services..  Bridgetch has been the sole funding source of BMT and CUHK has never contributed any tangible assets to BMT to obtain its 49% ownership interest.  CUHK minority interest investment represents 49% of the $50,000 ownership in BMT.  Bridgetech invested $50,000 for a 51% ownership interest in BMT and Bridgetech is obligated to fund additional financing over a three-year period.  The financial statements of BMT R&D have been consolidated into the Company’s financial statements reduced by the absorption of the minority interest of BMT.

	BMT	Consolidated
Reported Net Loss	$(105,346)	$(18,819,025)
Minority Interest	24,500	24,500
Net Loss Consolidated	$(89,846)	$(18,794,525)

Acquired Interest in BMT	$50,000
CUHK Minority 49% Interest	24,500
Bridgetech 51% Interest	25,500

In future periods, the net loss of BMT will be fully consolidated in the consolidated financial statements of Bridgetech until BMT generates net income from the operations of BMT.

Note 2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Bridgetech, its wholly owned subsidiaries, and minority interests. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, Bridgetech evaluates its estimates and assumptions including, but not limited to, the estimated useful lives of property and equipment and the allowance for doubtful accounts. Actual results may differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation for comparative purposes.

Revenue Recognition

Revenue includes product sales, consulting service income and fee-for-service arrangements. Bridgetech recognizes revenue from product sales at the time customers are invoiced upon shipment, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Revenue from consulting services and fee-for-service arrangements is recognized when the services are completed. Fee-for -service arrangements includes the placement of nurses in the U.S., recruited from the Philippines. Revenue is recognized and invoiced at each stage of the identification, approval, training and placement process.

Cash and Cash Equivalents

Bridgetech considers currency on hand, demand deposits, and all highly liquid investments with an original purchase maturity of three months or less to be cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments.

Accounts Receivable

Substantially all of Bridgetech’s accounts receivable balance relate to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Bridgetech’s best estimate of the amount of probable credit losses in its existing accounts receivable. Bridgetech maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for products and services. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped in categories by the amount of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. No bad debts were written off in 2005 and the Company y wrote off $3,243 of bad receivables in 2006. . There was no allowance for doubtful accounts as of December 31, 2005 and 2006. During 2005 and 2006, there were some minimal reversals of sales at Retail Pilot due to a failure to satisfy customers on installation

Inventories

Inventories are stated at the lower of average cost or market. On a quarterly basis, Bridgetech assesses the realizability of all inventories to determine whether adjustments for impairment are required. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated realizable value based on assumptions about future demand and market conditions. Inventory totaled $274,980 at December 31, 2006 and consisted of $211,980 of radio-frequency asset tracking tags and transmitters at Retail Pilot and $63,000 of esophageal capsule endoscopy products at Clarity Imaging, Inc.

Property and Equipment

Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed in the period the cost is incurred. Equipment is depreciated over the estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is less. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are relieved from the accounts, and resulting gains or losses are included in other income (expense) in the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but is reviewed at least annually for impairment. The test is performed by deducting the fair value of all assets and liabilities from the total estimated fair value to determine residual goodwill. As of December 31, 2005, Bridgetech completed its annual goodwill impairment test and determined that impairments existed.

Intangible assets at December 31, 2006 consist of the balance of the obligations under the Latitude Pharmaceuticals Inc., the MD Anderson and the Vanderbilt agreements and are amortized over their estimated useful lives. At December 31, 2005, Bridgetech completed an intangible asset impairment test and determined that impairment existed and wrote off $196,389 which consisted of the payments to Sovereign Tracking Systems and BioField.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable, Bridgetech reviews its long-lived assets for impairment. If the future undiscounted cash flows are less than the carrying amount of that asset, impairment exists. Bridgetech recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Fair value is normally assessed using a discounted cash flow model.

Stock Issued for Services

The value of stock issued for services is based on management’s estimate of the fair value of the Company’s stock at the date of issue or the fair value of the services received, whichever is more reliably measurable.

Income Taxes

Bridgetech uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred as a result of temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse or beneficial impact on Bridgetech’s income tax provision and net income in the period in which the determination is made.

Concentration of Credit Risk

Financial instruments that potentially expose Bridgetech to concentrations of credit risk consist principally of trade accounts receivable, and cash investments. Bridgetech performs ongoing credit evaluations and generally does not require collateral from its customers. As of December 31, 2005 respectively, four customers accounted for $15,567 and 79 percent of the total accounts receivable balance. In 2006 the customer base has grown to eliminate the customer concentration and there was no concentration of credit risk at December 31, 2006.

In 2005, revenue from ten customers accounted for $145,889 and 50 percent of Bridgetech’s total revenues.

The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments. Cash equivalents at December 31, 2006 and 2005 respectively were $551,183 and $32,703. Cash and cash equivalents are invested with one financial institution. Such funds are not insured by the Federal Deposit Insurance Corporation; however Bridgetech considers its credit risk associated with cash and cash equivalents to be minimal.

Bridgetech obtains some of the components that are included in its products from a limited group of suppliers, or in some cases a single source supplier. The loss of any supplier, including any single source supplier, would require obtaining one or more replacement suppliers and may also require devoting significant resources to product development to incorporate new parts from other sources into Bridgetech’s products. The need to change suppliers or to alternate between suppliers might cause delays in delivery or significantly increase Bridgetech’s costs. Although Bridgetech has insurance to protect against loss due to business interruption from these and other sources, Bridgetech cannot provide assurance that such coverage will be adequate or that it will remain available on commercially acceptable terms. Although Bridgetech seeks to reduce its dependence on these limited source suppliers, disruption or loss of these sources could negatively impact its business and damage customer relationships.

Bridgetech is dependent on continued financing from investors to sustain the operating activities. On an ongoing basis, management seeks financing in order to fund future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, such financing will be completed on commercially favorable terms, or that such operating activities in connection with products will be successful.

Accounting for Stock-Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” Bridgetech uses the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB Opinion”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its employee stock-based compensation. Under this method, compensation expense for employee awards is recorded only if the fair value of the underlying stock exceeds the exercise price of the option granted on the date of grant.  No options have been granted by the company to date.  The company initially issued options, however the agreements were never executed by the parties and therefore not granted.

Bridgetech accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS No. 123. Under this method, Bridgetech records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model taking into consideration appropriate discounts for lack of marketability and blockage.

Recent Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or will be required to adopt in the future are summarized below.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which replaces Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has adopted SFAS 154 and will have an impact impact on its consolidated results of operations and financial condition as noted in note 14.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 addresses the requests from investors for expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2009. The Company is unable at this time to determine the effect that its adoption of SFAS 157 will have on its consolidated results of operations and financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company is required to adopt it in the first quarter of fiscal year 2008. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not currently in a position to determine such effects, if any.

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06−3 (EITF 06-3), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06−3 applies to any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer. EITF 06−3 allows companies to present taxes either gross within revenue and expense or net. If taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amount of such taxes that are recognized on a gross basis. The Company currently presents such taxes net. EITF 06−3 is required to be adopted during the first quarter of fiscal year 2008. These taxes are currently not material to the Company’s consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal year 2007. The Company has adopted SAB 108 but it will not have a material impact on its consolidated results of operations and financial condition.

FSP FAS 123(R)-5 was issued on October 10, 2006. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The provisions in this FSP shall be applied in the first reporting period beginning after the date the FSP is posted to the FASB website. The Company has adopted FSP FAS 123(R)-5 but this adoption will not have a material impact on its consolidated results of operations and financial condition.

Note 3.	Acquisitions and Agreements

 In May 25, 2005, we completed the acquisition of 100% of the outstanding stock of International MedLink, Inc., (“IML”). IML received 386,695 shares of Bridgetech stocks which are subject to certain restrictions on resale. The fair market value at that date was $4.25 with a total purchase price of $1,641,768.  IML provides hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States.  The purchase price of IML is the market value of the stock at the date of the transaction of $1,641,768.  The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.   There are no extraordinary items that are to be reported in this acquisition.  We recorded this transaction in accordance with SFAS 141 Business Combinations.

The Company’s agreement with IML requires that we issue an additional 385,961 “Earn-Out” shares to these shareholders after three years if certain performance criteria are satisfied.  The “Earn-Out” objectives are the achievement of EBITDA targets of $52,064 in the first one-year period following the acquisition date, increasing to an EBITDA of $2.3 million at the end of the third year following the acquisition date. The EBITDA generated by IML has fallen well short of the targets and, as a result, no distribution of Earn-Out shares has been made or is contemplated.

The Company purchased IML to be able to bundle the imaging services of Clarity with the nurses.  Clarity primary customers are hospitals which would allow IML to package the imaging and nursing services.

In June 23, 2005, we completed the acquisition of 100% of the outstanding stock of Clarity Imaging International, Inc. (“Clarity”). Clarity Imaging received 368,113 shares of Bridgetech stock which are subject to certain restrictions on resale. The fair market value at that date was $3.10 with a total purchase price of $1,149,410. Clarity manages diagnostic imaging centers in New York and Texas. These imaging centers perform magnetic resonance imaging (MRI) on patients for diagnostic purposes.  The purchase price of Clarity is the market value of the stock at the date of the transaction of $1,149,410. There are no extraordinary items that are to be reported in this acquisition.

The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act. On March 1, 2007, we merged Clarity into Ecash, Inc. and Bridgetech owns 100% of Ecash, Inc.  We recorded this transaction in accordance with SFAS 141 Business Combinations.

The Company’s agreement with Clarity included an Earn-Out that required Bridgetech to issue an additional 368,847 shares to these shareholders. The Earn-Out commenced on the closing date and terminated three-years thereafter, and prescribed a distribution of the Earn-Out shares if Clarity generated an EBITDA that exceeded $(1,142,303) in the first year,  $455,225 in the second year and $5,230,440 in the third year.  The Earn-Out calculation was based on the sum of the three-year earnings of $4,543,362.  All the shares would be granted only if the three-year target was exceeded.   The EBITDA performance from Clarity to date has been below the Earn-Out targets and a payout of the common shares has not occurred and is not contemplated at the present time.

Also, in June 23, 2005, we completed the acquisition of 100% of the outstanding stock of Retail Pilot, Inc.  Retail Pilot received 585,406 shares of Bridgetech stocks which are subject to certain restrictions on resale. The fair market value at that date was $3.10 with a total purchase price of $2,239,959. This entity does business as “Healthcare Pilot, Inc.” Healthcare Pilot focuses on designing, providing and installing asset management and tracking products for hospitals and other health care facilities. The purchase price of Retail Pilot is the market value of the stock at the date of the transaction of $2,239,959. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.   We recorded this transaction in accordance with SFAS 141 Business Combinations.

There are not extraordinary items that are to be reported in this acquisition and no “Earn-Out” agreement was executed for a distribution of additional shares. The Company purchased Retail Pilot to provide the hospitals serviced through Clarity asset management software to manage their fluctuating assets.

Allocation of purchase price in accordance with SFAS 141 paragraph 51e.

	Retail	Clarity
	Pilot	Imaging	IML	Totals

Cash	$88,319
Inventory	110,751
Net Fixed Assets	6,461
Other Assets	10,296	-	1,749
Liabilities	(69,585)	(8,223)	(100)
Loans	(571,442)
Net Assets/(Liabilities) Assumed	$(425,200)	$(8,223)	$1,649

Value of Shares Conveyed	(1,814,759)	(1,141,150)	(1,643,454)
	$(2,239,959)	$(1,149,373)	$(1,641,805)

Total Acquisition	$2,239,959	$1,149,373	$1,641,805	$5,031,137

Results of Operations of Acquired Entities in accordance with SFAS 141 paragraph 51c.

	Retail	Clarity	International
	Pilot	Imaging	Medlink
Revenues	$46,833	$18,698	$16,150

Cost of Goods	18,586	-	5,491

Gross Profit	28,247	18,698	10,659

Operating Costs	204,600	6,100	9,011

Depreciation	489		-

Other Expense/(Income)	5,662

Income/(Loss) before taxes	$(182,504)	$12,598	$1,648

In April 26, 2006, Clarity compensated the services of two individuals engaged in the marketing and distribution of gastro-intestinal endoscopy products and services in accordance with the agreements.  The individuals were primarily engaged in the business of providing esophageal pill camera examinations , under the name Advanced Capsule Endoscopy Services, LLC (ACES).,  The total cost included cash payments totaling $530,000 and 354,000 shares of Bridgetech stock which are subject to certain restrictions on resale. The fair market value of $2.80 as of that date was $991,200. The total purchase price in cash and stocks was $1,521,200. The cost was expensed in 2006.The first cash payment of $265,000 was made in April 2006 and the second identical payment of $265,000 was scheduled for January 2007. This second payment was delayed and is now being made on a scheduled basis per agreed terms.  ACES services were acquired solely to obtain access to the products, and the marketing and distribution capabilities of these two individuals and were recorded as compensation to them.  ACES had no assets and liabilities at the time of purchase.  The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

The Company valued the shares of its common stock at the market prices reported on the dates of the respective acquisitions and agreement.   The acquisitions failed due to lack of extensive due diligence by our prior CFO resulted in failed transactions.

In February of 2006, the company amended its agreement with Sovereign Tracking Systems. The exclusive distributor agreement was terminated and a new, non exclusive distributor agreement was signed. The minimum purchase requirements were reduced to $237,620. We terminated the agreement in 2007.

Note 4.	Going Concern

Since it’s inception in 2005, Bridgetech has sold equity to raise working capital on three occasions. The Company has a current expenditure run rate of approximately $250,000 per month. With the capital currently on hand, the revenue to be received in the coming periods and the company’s demonstrated ability to raise additional capital when necessary, we feel the Company will be able to continue its operations for the next twelve months.

Note 5.	Common Stock

In year ended 2005, the Company sold 2,992,500 of $.001 par value common stock for $3,349,506 and issued 12,341,897 of $.001 par value common stock for services. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

In year ended 2006, the Company sold 6,531,750 of $.001 par value common stock for $6,469,437, issued 2,649,761of $.001 par value common stock for services, and issued 600,000 of $.001 par value common stock for commission. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

The Company has expensed all of the warrants that were issued employing the Black-Scholes method of valuation for $2,648,030.

The Company has two stock option plans: the 2001 Stock Option Plan (the “2001 Plan”) and the 2005 Stock Option Plan (the “2005 Plan”). There are currently no options outstanding under the 2001 Plan, and as a result of the 1-for-200 reverse split of the Company’s outstanding stock earlier this year and the corresponding adjustment to the 2001 Plan, only 10,000 options remain available for future issuance under the 2001 Plan. The Company does not intend to grant any more options under the 2001 Plan. The Company’s 2005 Plan, which was implemented after the reverse split, provides for the grant of options to purchase up to 5,000,000 shares of the Company’s common stock at consideration to be determined from time-to-time by the Company’s Board of Directors. Both plans have been approved by the Company’s Board of Directors and shareholders.

	Number of Securities to be issued upon exercise of outstanding options, warranties and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by security holders	0	$--	5,000,000
Equity compensation plans not approved by security holders
Total	0	$--	5,000,000

2005 Plan. A total of 5,000,000 shares were reserved for issuance from time to time under the 2005 Plan. This number would be adjusted in the event of any change in the outstanding common stock of the Company by reason of any stock dividend, stock split or similar corporate change. If an option granted under the 2005 Plan expires or otherwise terminates without having been exercised, the shares of common stock subject to such option shall be available for grant again under the 2005 Plan. As of the date of filing of this registration statement, there were no options issued under the plan nor has the company issued any replacement options since inception of the company.

The 2005 Plan is administered by the Company’s Board of Directors. The Board of Directors may grant options to any employee, consultant or director of the Company or any of its subsidiaries. On the date of grant, the board of directors will determine the vesting schedule, expiration date and option exercise price for each option. The per-share exercise price of any incentive stock option, or ISO, may not be less than the fair market value of a share of the Company’s stock on the date of grant, as determined in accordance with the terms of the 2005 Plan. The per-share exercise price of any nonstatutory stock option, or NSO, may not be less than 85% of the fair market value of a share of the Company’s common stock on the date of grant.  There have been no options issued by the company nor has any replacement options been issued by the company.  The Company granted options however, the recipients did not execute acceptance of the option agreement and therefore the company did not issue any options for 2005 and 2006 and through 2007.

The Company has issued warrants in connection with certain debt and equity transactions.  Warrants outstanding are summarized as follows:

In 2005 the Company issued 2,500,000 in warrants in conjunction with issuance of common stock and recorded it as compensation expense.  In April 2006 the company terminated the contract and the warrants were terminated.  In 2006, the Company then recorded the termination of the warrants at the date of termination.

Warrant Parties		Exercise
		Price	Expiration
Total Outstanding at beginning of year	0
MCC Global Healthcare	1,500,000	$2.50	Terminated in 2006
MCC Global Healthcare	1,000,000	$4.00	Terminated in 2006
Total Outstanding December 31, 2005	2,500,000

In 2006 the Company issued 2,040,000 in warrants and recorded it as compensation expense and also recorded the MCC Global Healthcare termination agreement.

Warrants		Exercise
Parties		Price	Expiration
Total Outstanding at the beginning of year	2,500,000
Redwood	400,000	$3.00	9/18/2008
Directors	200,000	0.50	none
Propper	200,000	1.00	4/27/2011
Kwok	400,000	1.50	12/16/2008

Reliable	200,000	1.50	5/29/2008
Skyway	600,000	1.50	11/14/2008
Chui	40,000	$1.50	none
Total Terminated per agreement	(2,500,000)
Total Outstanding December 31, 2006	2,040,000

The exercise prices of the warrants range from $.50 to $4.00.  The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for year ended December 31, 2005 and 2006:

Dividend yield	None
Volatility	0.491
Risk free interest rate	4.18%
Expected asset life	2.5 years

The Company valued the warrants using Black-Scholes option-pricing model.  The assumptions under Black Scholes are based on the market value of the stock price at the time of issuance, the exercise price of the warrants, life, volatility, risk free interest rate of the warrants.  The Black Scholes option-price model was the best determinable value of the warrants that the Company “knew up front” when issuing the warrants in accordance with EITF 96-18.  The warrants had no vesting schedule and could be exercised at the option of the parties receiving the warrants until either terminated by contract or expiration.  We did not apply any discounts to the calculation through Black Scholes option-price model.”

Note 6.	Property and Equipment

The components of property and equipment are as follows:

Property and Equipment	Useful	December 31,	December 31,
	Life	2006	2005
Computer equipment, peripherals and Software	3 years	170,122	15,611
Office	5 years	107,545	13,901
Machinery and Equipment	7 years	318,718	-
Leasehold Improvements	5 years	249,227
Totals		8,454,612	29,512
Accumulated Depreciation		(176,436)	(4,451)
Net Fixed Assets		669,176	25,061

Depreciation expense $171,985 and $4,451 for 2006 and 2005, respectively. There were no capital leases as of December 31, 2006 or 2005.

Note 7.	Goodwill and Other Intangible Assets

In 2005, the Company executed two Purchase Agreements which were recorded as Intangible assets.. One with Sovereign Tracking Systems, (STS), was a non-exclusive distribution agreement for the sale of asset tracking systems into health care facilities for $170,000, and the second with BioField to acquire equipment with specific applications to laboratory analysis in Asia for $50,000. The Company amortized the STS Purchase Agreement in 2005 and, after incurring amortization expense of $23,611 in that year, wrote off the unamortized balance of $146,389. The market applications and potential of the products acquired from STS were not sufficient to justify continuing with Agreement. Both parties executed a mutual termination letter early in 2007. The Company also wrote off the BioField cost, after concluding that the market in Asia for the equipment was very limited.

In December 2005, Bridgetech assessed the recoverability of goodwill and other intangible assets associated with acquisitions made during 2005 and found certain indicators of possible impairment were present. Bridgetech performed an assessment of the carrying value of its long-lived assets, other than goodwill, and determined that these assets were impaired at that time. Bridgetech measured the goodwill on an implied residual basis by deducting the fair value of all assets and liabilities from the total estimated fair value of Bridgetech to determine residual goodwill. The impairment of goodwill was measured as the excess recorded goodwill over its implied residual value. As a result of the assessments, Bridgetech recorded impairment of goodwill of $5,031,136 in 2005, related to the  acquisitions of Retail Pilot, International Medlink and Clarity Imaging International.

During 2005 there were three acquisitions that subsequently failed.  The company relied on the due diligence of the prior CFO that was the officer during that time frame.  These transactions failed due to lack of due diligence.  These failures resulted in the expensing of goodwill from these acquisitions.  The previous CFO is no longer with the Company.

In May 2005, IML entered into an agreement with Vanderbilt University pursuant to which IML will train nurses in the Philippines using instruction courses and materials designed by the faculty of the Vanderbilt School of Nursing. Under this Agreement, Vanderbilt has granted IML a limited exclusive license to use Vanderbilt videotaped courses and materials in connection with IML’s training program in the Philippines. This arrangement commenced in April 2005. IML paid Vanderbilt an up-front fee of $53,500 and pays Vanderbilt (i) a fee $500 per student for each student enrolled in a program using the Vanderbilt materials, and (ii) an additional fee of $500 per student for each student who passes a specified nursing certification exam. This agreement expires in March 2007 unless mutually extended by the parties, and is subject to early termination by either party upon 30-day notice. To date, IML has established nurse training programs in the Philippines using the Vanderbilt training materials and begun to recruit qualified nurses in the Philippines. The initial payment has been amortized over 24 months.

The company initially entered into agreements with Retail Pilot, Clarity and IML where the acquisitions were structured. , First, the Company evaluated the future cash flow projections for each entity, then the net present value of future cash flows for three years was calculated, and common stock was to be granted in an amount equal to 40% of this present value calculation.  The contingency to issue additional common stock for these entities IML, Clarity, Retail Pilot has been abandoned and expired.  Therefore no stock will or has been for these entities.  These entities failed to perform at the structured level and those trigger points and contingencies have expired and are no longer valid.

Goodwill and Intangible Assets
	2006	2005
Purchase Agreements
Goodwill	1,521,200	5,031,136
Vanderbilt Agreement	46,004	53,500

Total Goodwill and Intangibles Assets	46,004	5,084,636

Impairment of Goodwill and Intangible Assets		(5,031,136)
Accumulated Amortization	(43,502)	(40,996)

Net Goodwill and Intangible Assets	2,502	12,504

The amortization expense for all intangible assets is grouped with the depreciation expense for the related reporting period, and reported in the Statements of Operations and the Statements of Cash Flows as “Depreciation and amortization” expense. The weighted average of the average amortization period, in total and by major intangible asset class is ten years in accordance with the agreements with the above intangible assets. The company had total amortization expense of $43,502  and $40,996 in 2006 and 2005 respectively.

Note 8.	Notes Payable

As of December 31, 2006, Bridgetech had borrowings of $1,952,703 which include principal and interest at 8% per annum. Of this total, $1,742,126 represented one promissory note and two convertible notes to three outside investors, and $210,577 was comprised of loans from two employees.

The promissory note included $500,000 from Richard Propper, due on October 26, 2006 at 8% interest rate per annum, which note is in default.  This note, originally dated April 27, 2006, included 200,000 detachable warrants to purchase common stock at $1.00 per share which expire on May 23, 2012. These warrants were valued at $550,723, using the Black Scholes method, which amount was expensed in 2006.

The note with Mr. Propper was in default at December 31, 2006 and the Company accrued $66,488 as an estimated liability to compensate Mr. Propper for this default.

None of the Company’s notes contain default provisions that would accelerate the payments due under them, as a result of the Propper default

On November 14, 2006, the Company borrowed $600,000 from Skyway Development at an at  8% interest rate per annum, on a convertible note, which is due on April 14, 2007. This convertible note was extended to November 13, 2007, . Skyway Development was issued 600,000 common shares in accordance with their agreement. Additional 100,000 common shares were issued for the extension.  Skyway was also issued 600,000 detachable warrants, as additional consideration for this note, at a strikeconversion price of $1.50 per share. The warrants will expire in two years on November 14, 2008. We expensed the issuance of the warrants on November 14, 2006 as a charge to the Statement of Operations for a total of $957,681. In addition to the warrants,  Skyway was granted  600,000 common shares (which are subject to certain restrictions on resale) as consideration for the transaction as well as compensation to assist the Company in identifying additional sources of investment capital in Asia. These shares were valued at a total of $1,740,000, based on a market price of $2.90 per share and equity commission in this amount was recorded on November 14, 2006. And an additional 100,000 common shares (which are subject to certain restrictions on resale) for the extention of the convertible note on April 14, 2007.  These shares were valued at a total of $175,000, based on a market price of $1.75 per share and equity commission in this amount was recorded on April 14, 2007.

Lastly, the Company borrowed $600,000 from Margaret Kwok at an at  8% interest rate per annum, also on a convertible note, which is due on June 15, 2007and will be extended for 90 days from the due date. Margaret Kwok was issued 400,000 in warrants that convert at $1.50 strike price. These warrants will expire in two years on December 16, 2008. We expensed the issuance of the warrants on December 12, 2006 as a charge to the Statement of Operations for a total of $186,894.

The conversion rights for both Skyway Development and Margaret Kwok notes included the option to convert any unpaid principal and accrued interest into Company common stock at any time at a conversion price of $1.50 per share. There are no cross-default provisions in any of the notes, including Skyway Development and Margaret Kwok notes that would accelerate obligations under these notes.

The balance of these notes also includes accrued interest of $42,126 as of December 31, 2006.  We have not presented the proforma effect of the accrued interest from dilution of the conversion of these notes, since they have no stated date of conversion and they can convert the note at holders’ sole option.

As of December 31, 2005 Bridgetech had borrowings of $217,007, which consisted of a loan from a previous investor in Bridgetech totaling $100,000, funds in the amount of $89,522 advanced from the President of Clarity Imaging to provide initial working capital, and a short-term loan of $27,485 from an employee. The Investor loan was covered under an agreement dated August 9, 2005 which was extended into 2006. The loan carries an interest rate of prime plus one percentage point and has no maturity date. Under the terms of this note, The Investor has an option, subject to Company approval, of converting this loan and interest into common stock of the Company at $2.00 per share.

The working capital loan at Clarity Imaging had no repayment terms established as of December 31, 2005. The loan of $27,485 from an employee was repaid in full in early 2006. Neither of these two loans carries any interest and is not guaranteed by the Company.

Note 9.	Investor and Employee Loans

The Chairman of the Company, Michael Chermak, guaranteed several loans to Retail aggregating to $341,442 in 2004. The loans were made by Indymac Bank to Retail Pilot, Inc., one of Bridgetech’s wholly-owned subsidiaries, and are guaranteed by the Company’s CEO Michael Chermak. . Interest is paid monthly by the Company on these loans and there is no set maturity date.

As of December 31, 2006, Bridgetech had loans from two employees totaling $210,577. Both of these loans are unsecured. One loan, in the amount of $140,000, bears interest of  8% per annum..

Note 10.

The provision for income taxes:

	December 31, 2006	December 31, 2005
Current
U.S. Federal		$-
State		-
Total current		-
Change in valuation allowance	(6,578,084)	(6,938,609)

Benefit from operating loss carry forward	6,578,084	6,938,609
Provision for income taxes, net	-	$-

The effective tax rate on income before taxes differs from the U.S. federal statutory tax rate as a result of the following:

	December 31, 2006	December 31, 2005
U.S. Federal statutory rate	35.0%	35.0%
(Decrease) increase in valuation allowance	(40.0)	(43.0)
Other	8.0	8.0
Effective tax rate	0.00%	0.0%

The components of non-current deferred tax assets were as follows:

	December 31, 2006	December 31, 2005
Net operating loss carry-forwards expiring after the year 2025		$6,938,609
Net operating loss carry-forwards expiring after the year 2026	$6,563,384
Less valuation allowance
Deferred tax asset	$6,563,384	$6,938,609

Bridgetech had a valuation allowance of $5,182,581 and $3,404,386 at December 31, 2006 and 2005. Bridgetech does not intend to reverse the valuation allowance at this time. Bridgetech provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using an asset and liability based approach and requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. On a quarterly basis, Bridgetech evaluates both the positive and negative evidence bearing upon the realizability of its deferred tax assets. Bridgetech considers future taxable income, ongoing prudent and feasible tax planning strategies, and the ability to utilize tax losses and credits in assessing the need for a valuation allowance. Should Bridgetech determine that it is not able to realize all or part of its other deferred tax assets in the future, a valuation allowance would be required resulting in an expense recorded within the provision for income taxes in the Statement of Operations in the period in which such determination was made. It is reasonably possible that the amount of the deferred tax asset considered realizable could be reduced in the near term if future taxable income is reduced.

Note 11.	Lease Commitments

Bridgetech leases various office facilities under non-cancelable lease agreements that expire at various dates. Future minimum lease payments under operating leases are as follows:

Operating Leases

2007	$265,237
2008	235,580
2009	171,893
2010	131,530
2011	43,968
Total minimum lease payments	$848,208

Rental expense for 2005 was $ 81,865 and $92,789 for 2006.

Note 12.	Commitments, Contingencies and Guarantees

Bridgetech also enters into purchase order commitments in the normal course of business. As of December 31, 2005, Bridgetech had an obligation for future products of approximately $ 237,620 with Sovereign Tracking System under a purchase agreement. During 2006, cash in the above amount was paid to Sovereign Tracking Systems and inventory was received under the purchase agreement. On February 26, 2007, Bridgetech and Sovereign Tracking Systems signed an agreement to terminate the Distributor Contract. No further payments are required. .

Note 13.   Earnings per Share is calculated using the weighted average number of shares of common stock outstanding during the year. The Company has adopted the provisions of SFAS No. 128 Earnings Per Share. We have not granted or issued any options. We have issued 2,040,000 in warrants that are reflected our diluted earnings per share calcultiaon accordance with SFAS 128.  The company has not issued or granted any options.

Note 14.	Corrections of errors

	2006 As Originally	2006 As	2006 Effect of	2005 As Originally	2005 As	2005 Effect of
Assets	Reported	Adjusted	Change	Reported	Adjusted	Change
Total Assets	$2,291,693	$1,820,859	$470,834	$297,493	$247,493	$50,000
Liabilities
Total Liabilitites	$3,811,522	$5,368,520	$1,556,998	$1,187,707	$1,188,208	$501
Stockholders' Equity
Accumulated deficit	$(17,160,735)	$(42,899,284)	$(25,738,549)	$(9,491,639)	$(24,104,760)	$(14,613,121)
Operating expenses	$7,422,340	$18,911,687	$(11,489,347)	$4,210,111	$19,740,380	$(15,530,269)
Other expenses	$484,786	$120,868	$363,918	$930,552	$17,854	$912,698
Net loss	$(7,669,096)	$(18,794,524)	$(11,125,428)	$(5,211,476)	$(19,824,597)	$(14,613,121)
Net loss per share	$(0.33)	$(0.67)	$(0.34)	$(0.33)	$(1.08)	$(0.75)
Statement of Cash Flows
Net loss	$(7,669,096)	$(18,794,524)	$(11,125,428)	$(5,211,476)	$(19,824,597)	$(14,613,121)
Net cash used in operating activities	$(5,487,457)	$(6,333,583)	$(846,126)	$(3,239,636)	$1,266,020	$4,505,656
Net cash (used in) provided by investing activities	$(1,709,742)	$(816,100)	$893,642	$(601,958)	$(5,150,834)	$(4,548,876)
Net cash provided by financing activities	$7,715,680	$7,668,162	$(47,518)	$3,864,735	$3,907,955	$43,220
Cash - Beginning of year	$32,703	$32,703	$-	$9,562	$9,562	$-
Cash - End of year	$551,183	$551,183	$-	$32,703	$32,703	$-

In 2005 since the last filing dated March 2, 2007, corrections of errors total net expenses of $14,613,121 and are composed of the adjustments to the impairment of Goodwill on three acquisitions totaling $4,465,341. MCC Global Healthcare Group (MCCHG) warrants recorded at $1,436,030 using Black Scholes method of valuation and $8,661,750 for stocks issued for service providers at fair market value. Contribution to Amcare was expensed in the amount of $50,000 due of the termination of the agreement.

 The  Goodwill recognized on three acquisitions; Retail Pilot, Inc., Clarity Imaging, Inc., and International Medlink, Inc., all completed in early 2005, included shares issued at a value of $10 per share.  This filing has been adjusted to reflect shares valued at the market prices in effect on the dates of the three acquisitions.  Incremental Goodwill was booked and then the total Goodwill was impaired.  The impact on earnings for the three acquisitions was $1,756,218 for Retail Pilot, $1,104,339 for Clarity Imaging and $1,604,784 for International Medlink.    And a MCCHG was granted 2,500,000 warrants on October 19, 2005, as part of the consideration for this agreement, The  warrants were issued in two sets; 1,500,000 of the warrants were issued with a strike price of $2.50 and 1,000,000 of the warrants were issued with a strike price of $4.00.The warrants were valued and were recorded at a cost of $1,436,030 using Black Scholes method of valuation. Stocks issued for service providers were recorded at fair market value of $8,661,750. Contribution to Amcare was expensed in the amount of $50,000 due of the termination of the agreement.

Corrections of errors in 2006 total net expenses of $11,125,428.  This includes the valuation of all warrants for the purchase of Company stock using the Black- Scholes method which totaled $2,714,527. MCCHG 2,500,000 warrants recorded in 2005 was reversed in 2006 because the agreement was terminated on June 26, 2006 for the amount of ($1,436,030).   In addition, the Company had issued 600,000 shares to Skyway in conjunction with a loan made to the Company in 2006; these shares were recorded at $1,740,000 at the market price of $2.90 per share on the date of the grant.  Also, the Company wrote off Latitude and MD Anderson agreements totaling $1,985,835..  The Company has determined that the future economic benefits to these pharmaceuticals are uncertain at this time. Stocks issued for service providers were recorded at fair market value of $6,145,596. In addition, we booked ($24,500) as our partner’s share of the formation cost of BMT R & D.

Note 15

Research and Development expenditures totaled $1,676,749 in 2006 and consisted of costs incurred on the Agreements with Latitude Pharmaceuticals, Inc. and MD Anderson.  The Company acquired rights for the delivery of drugs and diagnostics under both of these contracts.  However, since the drugs are subject to lengthy review and approval processes, with a good deal of uncertainty, the Company is expensing all current costs as Research and Development.  For the year ended December 31, 2005, Research and Development costs totaled $150,511 and were related to the Company’s modifications and changes to RFID products, and some development work on new products for controlling assets for customers in the retail trade. Research and Development costs include salaries, fees paid to contractors and consultants and development materials.

In April 2006, we entered into a non-binding agreement with Latitude Pharmaceuticals, Inc. pursuant to which we purchased  exclusive distribution rights for four intravenous emulsion formulations to be used in the treatment of cancer and infectious diseases in China, Hong Kong, Macau and Taiwan. Dr. Andrew Chen, the President of Latitude Pharmaceuticals, Inc., developed and owns all rights to these formulations. In exchange, we paid Dr. Chen $500,000 upon execution of our agreement with him, and we  agreed that, on the  one-year anniversary of the execution of the agreement on April 29, 2007, we would either pay him $1,000,000 or issue 335,000 shares of our common stock to him, at Dr. Chen’s sole discretion.. On April 19, 2007, both the Company and Mr. Chen reached a written agreement for payment of this $1,000,000  on a four-month schedule with interest at 8 percent per annum, commencing with payments in May through August 2007. The Company has never made any of these payments and  is continuing to negotiate with Dr. Chen regarding a schedule for payments.

Note 16 Product Segments

Our product segments provide management with a comprehensive financial view of our key businesses. The segments provide a framework for the alignment of strategies and objectives across the development, sales, marketing, and services functions, and for the timely and rational allocation of development, sales, marketing, and services resources within businesses. The segments also help focus strategic planning efforts on key objectives and initiatives across our broad businesses. Due to our integrated business structure, operating costs included in one segment may benefit other segments. Therefore, these segments are not designed to measure operating income or loss that is directly related to the products included in each segment. Our four product segments are: Asset Management, Medical Imaging, Nursr Recruitment and Training and Medical Technology Transfer.

Segment revenue and operating income/ (loss) was as follows:

Year Ended December 31	2006	2005

Revenue
Asset Management	$42,202	$211,247
Medical Imaging	201,946	8,969
Nurse Recruitment and Training	192,901	71,825
Medical Technology Transfer
Reconciling amounts

Consolidated	$437,049	$292,041

Year Ended December 31	2006	2005

Operating Income/(Loss)
Asset Management~~Health Care RTIF~~	$(382,434)	$(1,070,637)
Medical Imaging	(231,659)	(337,035)
Nurse Recruitment and Training	(45,596)	(62,233)
Medical Technology Transfer	(734,254)
Reconciling amounts	(17,358,584)	(18,354,692)

Consolidated	$(18,752,527)	$(19,824,597)

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. This standard requires segmentation based on our internal organization and reporting of revenue and operating income based upon internal accounting methods. Our financial reporting systems present various data for management to operate the business, including internal profit and loss statements prepared on a basis not consistent with U.S. GAAP. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. Our four segments are Asset Management, Medical Imaging, Nurse Recruitment and Training, and Medical Technology Transfer. The types of products and services provided by each segment are summarized below:

Asset Management:

Asset Management uses electronic article surveillance and radio frequency identification (RFID) technologies to track retail assets and mobile assets in medical facilities.

Medical Imaging:
Medical Imaging is the fastest growing segment of the domestic healthcare markets. We acquired Clarity Imaging which did not generate income in prior years. We expect this segment to grow at the same rate as the overall market.

Nurse Recruitment and Training:
According to the American Hospital Association and the American Nursing Association, the U.S. is currently experiencing a shortage of qualified nurses. Due to the lack of qualified nurse instructors for nursing schools, high turnover and mandated nurse-to-patent ratios, we expect this shortage to grow.

Medical Technology Transfer
The Company’s Medical Technology Transfer segment includes all of the activities and expenses related to the identification and purchase of drugs and diagnostics for distribution and sale in Asia, primarily China. No revenues have been recorded and the expenses to date relate to hiring of personnel, the establishment of organizations and the development of necessary business relationships in China.

Because of our integrated business structure, operating costs included in one segment may benefit other segments, and therefore these segments are not designed to measure operating income or loss directly related to the products included in each segment. Inter-segment cost commissions are estimated by management and used to compensate or charge each segment for such shared costs.  Management will continually evaluate the alignment of product development organizations, sales organizations, and inter-segment commissions for segment reporting purposes, which may result in changes to segment allocations in future periods.

Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment and it is impracticable for us to separately identify the amount of amortization and depreciation by segment that is included in the measure of segment profit or loss.

Reconciling amounts and corporate-level activity not specifically attributed to a segment. In addition, certain revenue and expenses are excluded from segments or included in corporate-level activity including certain legal settlements and accruals for legal contingencies.

Significant reconciling items were as follows:

Year Ended December 31	2006	2005

Operating income reconciling amounts:
Research and Development	$(1,676,749)	$(150,511)
Stock-based compensation expense	(9,043,106)	(9,708,351)
Issuance of warrants	(1,212,000)	(1,436,030)
Corporate-level expenses(1)	(5,426,729)	(7,059,800)

Total	$(17,358,584)	$(18,354,692)

(1)	Corporate-level expenses exclude legal settlements and contingent liabilities, stock-based compensation expense, and revenue reconciling amounts presented separately in those line items.

PART III

ITEM 1.	INDEX TO EXHIBITS

EXHIBIT	DESCRIPTION
2.1	Agreement and Plan of Merger and Reorganization by and among Parentech, Inc. and Bridgetech Acquisition Corp. and Bridgetech Holdings International, Inc.
3.1	Articles of Incorporation of Bridgetech Holdings International, Inc.
3.2	Bylaws of Bridgetech Holdings International, Inc.
10.1	Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.2	First Amendment to Agreement, dated as of June 30, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.3	Second Amendment to Agreement, dated July 25, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.4	Management Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.5	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of Clarity Imaging International, Inc.
10.6	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of International MedLink, Inc.
10.7	Stock Purchase Agreement, dated March 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.
10.8	First Amendment to Stock Purchase Agreement, dated June 23, 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.
10.9	Non-Exclusive Distributor Contract, dated January 8, 2006, by and between Bridgetech Holdings International, Inc. and Sovereign Tracking Systems, L.L.C.
10.10	Course Content Agreement, dated February 4, 2005, between International MedLink, Inc. and Vanderbilt University
10.11
Patent and Technology License Agreement, dated October 18, 2005, by and between the Board of Regents of the University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center, and Bridgetech Holdings International, Inc.

10.12	Strategic Partnership Agreement, dated June 7, 2005, by and between Bridgetech Holdings International, Inc. and Mary Crowley Medical Research Center.
10.13	Employment Agreement, dated April 1, 2005, by and between Bridgetech Holdings International, Inc. and Michael Chermak.
10.14(a)
Shareholder’s Agreement, dated 2006, in relation to Bridgetech Medical Technologies Research & Development Limited by and among Bridgetech Holdings International, Inc., the Chinese University of Hong Kong and Bridgetech Medical Technologies Research & Development Limited.

10.14(b)	Operation Agreement dated 2006, by and between Bridgetech Medical Technologies Research & Development Limited and the Chinese University of Hong Kong.
10.15	Bridgetech Holdings International, Inc 2005 Stock Option Plan
10.16	Settlement Agreement and General Release dated May 1, 2005, by and between Bridgetech Holdings International, Inc. and Scott D. Landow.
10.17	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.
10.18	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.
10.19	Strategic Alliance Agreement, dated October 19, 2005, by and between Bridgetech Holdings International, Inc. and MCC Global healthcare Group.
10.20	Agreement for Purchase and Sale of rights for Products, dated April 29, 2006, by and between Bridgetech Holdings International, Inc. and Andrew Xian Chen of Latitude Pharmaceuticals, Inc..
10.21	Agreement of Merger, dated May 2006, by and among Bridgetech Holdings International, Inc., Clarity ACES, Inc. Advanced Capsule Endoscopy Services, LLC, Dr. Adam Mezoff and Edward Young.
10.22	Termination Agreement MCC Global Healthcare Group
10.23	Skyway Development Convertible Note
10.24	Margaret Kwok Convertible Note
10.25	Richard Propper Promissory Note
10.26	Amcare Termination Agreement
21.1	Subsidiaries of Bridgetech Holdings International, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIDGETECH HOLDINGS INTERNATIONAL, INC.

DATE:	September 13, 2007	BY:	/s/ Michael Chermak
		Name:	Michael Chermak
		Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
2.1	Agreement and Plan of Merger and Reorganization by and among Parentech, Inc. and Bridgetech Acquisition Corp. and Bridgetech Holdings International, Inc.
3.1	Articles of Incorporation of Bridgetech Holdings International, Inc.
3.2	Bylaws of Bridgetech Holdings International, Inc.
10.1	Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.2	First Amendment to Agreement, dated as of June 30, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.3	Second Amendment to Agreement, dated July 25, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.4	Management Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.
10.5	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of Clarity Imaging International, Inc.
10.6	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of International MedLink, Inc.
10.7	Stock Purchase Agreement, dated March 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.
10.8	First Amendment to Stock Purchase Agreement, dated June 23, 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.
10.9	Non-Exclusive Distributor Contract, dated January 8, 2006, by and between Bridgetech Holdings International, Inc. and Sovereign Tracking Systems, L.L.C.
10.10	Course Content Agreement, dated February 4, 2005, between International MedLink, Inc. and Vanderbilt University
10.11
Patent and Technology License Agreement, dated October 18, 2005, by and between the Board of Regents of the University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center, and Bridgetech Holdings International, Inc.

10.12	Strategic Partnership Agreement, dated June 7, 2005, by and between Bridgetech Holdings International, Inc. and Mary Crowley Medical Research Center.
10.13	Employment Agreement, dated April 1, 2005, by and between Bridgetech Holdings International, Inc. and Michael Chermak.
10.14(a)
Shareholder’s Agreement, dated 2006, in relation to Bridgetech Medical Technologies Research & Development Limited by and among Bridgetech Holdings International, Inc., the Chinese University of Hong Kong and Bridgetech Medical Technologies Research & Development Limited.

10.14(b)	Operation Agreement dated 2006, by and between Bridgetech Medical Technologies Research & Development Limited and the Chinese University of Hong Kong.

10.15	Bridgetech Holdings International, Inc 2005 Stock Option Plan
10.16	Settlement Agreement and General Release dated May 1, 2005, by and between Bridgetech Holdings International, Inc. and Scott D. Landow.
10.17	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.
10.18	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.
10.19	Strategic Alliance Agreement, dated October 19, 2005, by and between Bridgetech Holdings International, Inc. and MCC Global healthcare Group.
10.20	Agreement for Purchase and Sale of rights for Products, dated April 29, 2006, by and between Bridgetech Holdings International, Inc. and Andrew Xian Chen of Latitude Pharmaceuticals, Inc.
10.21	Agreement of Merger, dated May 2006, by and among Bridgetech Holdings International, Inc., Clarity ACES, Inc. Advanced Capsule Endoscopy Services, LLC, Dr. Adam Mezoff and Edward Young.
10.22	Termination Agreement MCC Global Healthcare Group
10.23	Skyway Development Convertible Note
10.24	Margaret Kwok Convertible Note
10.25	Richard Propper Promissory Note
10.26	Amcare Termination Agreement
21.1	Subsidiaries of Bridgetech Holdings International, Inc.